Fisher&Paykel appliances

File Reference 82-34868

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

NOTICE OF ANNUAL SHAREHOLDERS MEETING

Monday 21 August 2006 commencing at 2.00pm

Notice is hereby given that the Annual Shareholders Meeting will be held at the Guineas Lounge Ellerslie Convention Centre Auckland, New Zealand

Fisher&Paykel
appliances

File Reference 82-34868

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Annual Report 2005/2006

Highlights & Key Figures

Appliances sales surpass $1 billion for the first time

Record Appliances unit sales – records for New Zealand, USA & Singapore

The commissioning of a washer manufacturing facility in the USA

USA Headquarters moved to Huntington Beach, California

Distribution of the Whirlpool brand commenced in Singapore








	2006 $000	2005 $000
Total Revenue	1,209,117	1,038,733
Profit before Taxation	96,658	101,024
Profit after Taxation	63,945	68,561
Total Shareholders Equity	601,851	576,070
Earnings per Share	$0.24	$0.26
Diluted Earnings per Share	$0.23	$0.25

Our DNA is who we are

Fused into everything we do. A foundation for every facet of business we undertake. Fluid and living, we continue to evolve.



Style is about desirability, it reflects the way in which we do things. It's not only the way we design our products; it's the way in which we evolve in response to change.



Integrity is about building relationships with our customers, it reflects the way we go about our business; the trust behind our reputation; the way in which we build our values.



Care reflects how we look after all with whom we come in contact; our respect for the environment; and the way in which our people go about their roles.



Innovation is our heart; we are innovative in all that we do, from the big ideas through to the detail.

Contents



Gary Paykel, Chairman

Results

For the year ended 31 March 2006, Group profit after taxation was $63.9 million compared to $68.6 million for the previous year.

Appliances sales were at record levels, exceeding $1 billion despite continuing strong competition in most markets and contracting markets in both New Zealand and Australia. Total revenue for Appliances increased by a pleasing 18.4 percent over the previous year.

Strong sales growth was achieved as we continued to expand the Fisher & Paykel brand name around the globe. Total appliance unit sales increased by 5.0 percent, with substantial growth being experienced in North America. This market is now our largest revenue generator. The USA, New Zealand and Singapore all experienced record sales levels.

We successfully relocated the *Smart Drive®* washer line from Brisbane, Australia to Clyde, USA during the year. I must congratulate the team involved for making this a swift and seamless transition. This is our first New Zealand built manufacturing facility in the USA. This shift, in response to increased demand, reflects the ongoing commitment we have to that market. Further expansion is planned for this facility during the upcoming year, with two motor lines and the *Smart Load®* dryer line also destined for the Clyde plant. These moves will further strengthen our capacity to meet our ongoing obligations and increase service levels to our end customers.

Our alliance with Whirlpool Corporation continues to grow, presenting business opportunities for both parties. We will continue to seek further mutually beneficial arrangements.

Appliances again faced challenges during the year, with unprecedented trading conditions. Extraordinarily high raw material prices, for both plastics and steel, were experienced in the first half of the year. This was compounded by an appreciating New Zealand dollar that put pressure on both margins and profitability.

	2006 $000's	2005 $000's	% Change
Operating profit before interest, taxation and amortisation			
Appliances	**82,014**	77,350	6.0
Finance	**36,398**	38,021	(4.3)
	118,412	115,371	2.6
Operating profit before interest and taxation			
Appliances	**81,447**	77,223	5.5
Finance	**28,399**	30,032	(5.4)
	109,846	107,255	2.4
Interest Expense*	**(13,188)**	(6,231)	(111.7)
Operating profit before taxation	**96,658**	101,024	(4.3)
Taxation	**(32,713)**	(32,463)	(0.8)
Profit after taxation	**63,945**	68,561	(6.7)

* Excludes Finance Group Operating Interest

The Finance Group faced difficult trading conditions as interest rates continued to rise, but still contributed $36.4 million before acquisition interest, tax and amortisation.

Its result included a $2.6 million gain from the sale of its premises. Margins declined during the year due to intense competition, which reduced yields and higher borrowing interest costs. Increased regulatory compliance and integration costs, together with additional provisioning against balance sheet receivables, also affected earnings adversely.

The final phase of systems integration, following the acquisition of the Farmers Finance business, was successfully completed during the year. This significant acquisition and its integration into the finance business has transformed the Finance Group into a significant financial institution in the New Zealand market, with total assets over $780 million.

Corporate Governance

As the business becomes more international, we are acutely aware of the need to ensure that the Company maintains its high standards of governance and risk and compliance management. This is primarily the responsibility of the Audit and Risk Management Committee, which is ably chaired by our Deputy Chairman, Mr John Gilks. The Company's annual internal audit and compliance plan is approved by the Committee, which monitors and reviews progress against the plan during the year.

The Finance Group continues to maintain its own separate Board of Directors. This separate Board provides additional corporate governance over the affairs of the Finance Group and ensures Trust Deed Ratios and Prudential Policies are appropriately maintained.

In the global environment in which the Company now operates, it is imperative that we remunerate our executive management competitively. This is the responsibility of the Remuneration Committee. The Remuneration Committee takes advice from outside agencies for all the countries in which we operate.


Group Revenue
1,500
1,200
900
600
300
0
$million
939
1,039
1,209
2004
2005
2006


Group Profit After Tax
100
80
60
40
20
0
$million
85.3
68.6
63.9
2004
2005
2006


Group Earnings Per Share
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
$
.33
.26
.24
2004
2005
2006


Group Segmented EBIT
150
120
90
60
30
0
$million
2004
2005
2006
Investments
Finance
Appliances

The Group will report for the first time under New Zealand equivalents to International Financial Reporting Standards (IFRS) for its financial year ending 31 March 2008, including comparative information for the year ending 31 March 2007. Good progress is being made in implementing the new standards. We will provide a further update on progress in the 2006/07 interim report and an estimate of the implications that the new standards will have for results.

Dividend

The final dividend for the year ended 31 March 2006 of 9 cents brings the total dividend for the year to 18 cents per share. The dividend has been held at the same level as that for the previous year despite the lower Group profit. This reflects the Directors' confidence in the outlook for the business.

People

The Board continues to operate in an effective manner. The Company benefits from the blend of skill, experience and knowledge of the business contributed by all Directors. All have made an excellent contribution to the Board. My thanks go to them for their hard work and dedication this year.

Norman Geary, John Gilks and myself retire as Directors by rotation and stand for re-election at this year's Annual Shareholders Meeting.

Outlook

In the Appliances business, there is still some uncertainty in raw material pricing and exchange rates. Our aggressive in-house cost reduction programme will go some way to counter these uncertainties. We expect the New Zealand economy to regress further in the upcoming year and the Australian economy to stabilise. Offsetting this domestic softening, we expect sales in the USA and other emerging markets to continue to grow. We have an exciting range of new products due for release this year, which will further stimulate demand for the brand.

The Finance Group will continue to face strong competition and in the short term the current margins are expected to remain. Benefits from the integration of the Farmers Finance business will be realised in the 2006/07 year and additional cost synergies and operating efficiencies are expected to reduce the Finance Group's cost to income ratio.

Given the above conditions the Directors expect the next financial year will bring both sales growth and an improvement in after tax profit to between $75 million and $80 million.



Gary Paykel
Chairman

	Cents Per Share 2005/06	Cents Per Share 2004/05	Cents Per Share 2003/04
Interim	**9.0**	9.0	8.8
Final	**9.0**	9.0	11.5
Special *	**–**	–	21.0
Total dividend	**18.0**	18.0	41.3
Earnings per share	**24.2**	26.1	32.7

* Followed the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.



John Bongard, Chief Executive Officer and
Managing Director

Overview

The past 12 months have proven to be a very demanding period for the Company. A continuation of very high raw material prices, as well as an unfavourable exchange rate for the New Zealand dollar, contributed to an erosion in our profitability.

This year has been focussed, as was the previous one, on internal cost-down initiatives and pushing up top-line sales levels. Both of these goals have been achieved and have contributed to the end of year result.

The Finance Group faced difficult trading conditions and its contribution of $36.4 million before acquisition interest, tax and amortisation was slightly down from the previous year. Earnings were affected by lower yields and significantly higher interest on borrowings, resulting in lower margins. Increased regulatory compliance costs, together with additional provisioning against balance sheet receivables, also had an adverse effect on earnings.

Appliances sales exceeded $1 billion for the first time, with record sales of 1,331,100 units. We achieved record sales levels in New Zealand, Singapore and the USA. Our offshore growth continues to be strong, led by the USA under both the Fisher & Paykel and DCS brands.

Our forward plan of having small efficient manufacturing plants close to our markets was exemplified by the relocation of a *Smart Drive®* autowasher line to the USA. This move will result in lower working capital, reduced freight costs and a more timely supply chain to customers. As this market grows for us, the opportunity for savings increases. Importantly, our growth in the USA has greatly reduced our reliance on the cyclical Australasian market and produced a more favourable balance of sales overall.

As part of our alliance with Whirlpool Corporation we have commenced distribution of the Whirlpool brand in Singapore. These products are complementary to our own range and present a further opportunity for sales growth in this offshore market. The additional exposure and sales have not been to the detriment of our own brand.

Appliances Group

The Appliances Group increased unit sales by 5.0 per cent. There was a strong emphasis on increasing sales levels, which resulted in a revenue lift of 18.4 per cent. Three countries posted record unit sales. We were also able to implement small price increases in our three major markets — New Zealand, Australia and the USA. This went some way to recovering part, but not all, of the raw material increases the Company has faced over the past 18 months.

The integration of the DCS brand into the USA distribution model is now complete and confidence in the brand has been restored.

Trading in the second half of the financial year was better than in the first. The operating margin improved from 6.1 percent in the first half to 8.8 percent in the second, contrary to the previous year's trend. The improvement in the second half was a result of sales seasonality, the ongoing cost reduction programme and a softening of prices in some raw material categories.

We continue to experience good growth in key Fisher & Paykel product categories. Sales of the *DishDrawer®* dishwasher and the *Smart Load®* top loading dryer continue to increase, particularly in our offshore markets.

Appliances

	2006 $000	2005 $000
Total Appliances revenue	1,082,650	914,550
Operating profit before interest and taxation	81,447	77,223
Assets employed	778,728	675,720
Earnings to sales operating margin	7.5%	8.4%


1
2
3
4
5
6
7

Factory and Offices, East Tamaki, Auckland, New Zealand

1 Northern Region Warehouse
2 Refrigeration Plant
3 Offices
4 Laundry Plant
5 Recycling
6 Electronics Plant
7 Components Plant

Market Comment

New Zealand

Increased sales in New Zealand resulted in a record sales level of 318,500 units. This surpassed the previous record year, 2003/04. The fact that this was achieved in a retracting market was even more pleasing. The local sales and marketing team has done a tremendous job in restoring market share lost in previous years.

The Whirlpool brand which we distribute in New Zealand continues to complement the business. Products manufactured by Whirlpool and not by Fisher & Paykel Appliances, like front-loading washers and side-by-side refrigerators, balance the range offered to our retailers rather than compete on a direct basis. This also provides a greater choice of product categories for our end consumer.

Australia

A decrease in sales levels of 5.8 percent to 600,200 units reflected the overall reduction of the Australian market. We did, however, manage to retain our market shares in all categories.

A small price increase implemented early in the year met with initial strong resistance from the trade. As a result, sales levels in the first half of the year suffered. This lost ground was recovered in the second half, bringing annual sales back in line with the market movement.

The Customer Care Centre in Brisbane, has expanded to become a world-class facility. This unit is responsible for service calls and pre and post sales support. This operation supports the sales efforts in Australia, as well as New Zealand, the USA and the UK. Such has been its success that we are looking at emulating this model in New Zealand.

USA

The USA is now our largest revenue generating market, accounting for more than 38 percent of Appliances' sales. The inclusion of a full 12 months sales of DCS products, compared to five months in the previous year, together with growth in Fisher & Paykel brand sales, increased volume to 338,000 units — a lift of 33 percent. Revenue was up 58 percent.

The Fisher & Paykel brand is now available in more than 4,300 stores throughout the United States. In order to support this number of retail outlets nationwide we have increased our distribution coverage during the year, to now include nine leased and operated warehouses throughout the United States and Canada.

The *DishDrawer®* dishwasher remains our flagship product. Growth continues with this product through greater retailer exposure and word of mouth sales. The development of the Whirlpool OEM product, under the Kitchen Aid brand, has further enhanced the concept of this product platform.

The integration of the DCS brand into the USA distribution model is now complete, and confidence in the brand has been restored. The DCS manufacturing facility at Huntington Beach, California has now been fully integrated with the Fisher & Paykel manufacturing way. Efficiencies in the manufacturing processes continue to be realised, with ongoing cost-down projects.

The USA head office in Los Angeles was moved from Laguna Hills to Huntington Beach, the site of the DCS manufacturing facility. This move ensures that the synergies with DCS manufacturing, sales and distribution will be realised.

Singapore

Sales in Singapore increased to record levels, with a recovery in market conditions. Beginning from April 1, 2005 we commenced distribution of Whirlpool branded products. This new arrangement contributed to an increase in sales to 18,500 units, up 61 percent on the previous year.

The Fisher & Paykel brand is well accepted in this market, and still enjoys the mantle of the leading "continental" brand in Singapore. We have continued to invest in service and systems to ensure the brand continues to be fully supported.

Europe

European sales were steady throughout the year, as we took back control from our previously appointed distributors. We now operate the model of direct supply to our retailers. As at April 1, 2006 we will also distribute directly into Ireland. This will further grow the opportunities in the UK market.

The strategy for further development in the European market is currently under review. There are many issues to address as to how we take this market to the next level. We certainly see opportunities in Europe, similar to those on which our success in the USA has been based. Differing languages, approval standards and product requirements will prove testing hurdles to overcome in the short term.

Rest of World

Sales were down 10.2 percent on the previous year, to 38,800 units. These markets were affected by the high value of the New Zealand dollar, making competitiveness difficult to maintain.

We have recently changed distributors in Hong Kong, and sales were disrupted during the transition period. The Middle East and parts of Asia remain good medium-term commercial prospects. The South Pacific continues to be a solid market with high penetration.

Appliances Revenue by Market


28.6%
25.5%
41.6%
2005
23%
38.1%
34.7%
2006
Rest of World
Europe
Singapore
USA
Australia
New Zealand


GS
Fisher&Paykel
innovative living
VAN DYK

Functional Review

The international expansion of the Company over the past five years has changed the nature of our business. The USA is now the largest revenue generator for the Group. The Company has two production facilities in that country. Australia and New Zealand continue to be very important markets and form the base for the Company's business. Long-term, growth in Europe, the United Kingdom and Ireland will become more important. The Company cannot afford to stand still. It must be equipped to react to competitive pressures.

Doing business around the world has been made easier through the use of communications technologies such as mobile telephones and computers. The international expansion of the business has seen staff members travelling the globe frequently. Many families and individuals have relocated around the world to assist in growing the business and developing the unique culture that makes the Company special.

Despite the fact that the world appears to be smaller, keeping track of business across different time zones and cultures presents other difficulties. Reconciling local customs and practices to the way the Company wants to do business also creates challenges.

These developments have led the Executive Team to question how the Company is placed to face the future.

As a consequence, we have recently taken the opportunity to restructure the business in order to effect better leadership and management around the globe. The fact that the Company is now generating most of its revenue outside New Zealand and is expanding its manufacturing base has called for a fresh approach.

Our business activities in New Zealand, Australia and the USA will now be managed on a geographic basis. Corporate functions remain in place, to provide overall leadership, governance and consistency of approach, and to promote best practice, across all geographies.



Appliances Group Executive

Paul Brockett, Brett Butterworth, Roger Cooper, Michael Church, Andrew Cooke, Craig Douglas, Christian Gianni, Michael Goadby, Malcolm Harris, Rebecca Holbrook, Matt McConnell, Mark Richardson, John Wardrop

Community and Environment

The Company continues to support both local and international communities through public awareness and sponsorship programmes. It is important we foster the Fisher & Paykel brand and image across these markets with our potential customers.

The ongoing sponsorship and relationship with Netball New Zealand remains strong. The Company's association with netball is one that reaches virtually every family in New Zealand in some form, whether this be Saturday morning junior club netball or televised Silver Ferns International matches. Netball remains the highest female participation sport in the country.


Fisher
el

With our further expansion into overseas markets we have taken the opportunity to begin an association with New Zealand's entry in the A1 grand prix motor racing circuit. The series travels the globe to various countries, many of which Fisher & Paykel is now exporting to. The "Black Beauty" car carries predominantly the Fisher & Paykel brand, offering excellent television exposure as well as providing promotional opportunities at each venue.

Our planned push into the European market has led us to become a supplier sponsor of Emirates Team New Zealand in its bid to win the 2007 America's Cup. This provides, again, an ideal vehicle for hosting current and potential

customers — not only throughout Europe, but also in the other competing syndicates' countries. The event itself is preceded by various lead-up regattas over a number of months, ensuring longevity of the sponsorship.

Our ongoing commitment to the environment is paramount within the Company. Commitment to energy efficiency and preservation of the environment is a corporate objective and an integral part of the Company culture. With greater demands from consumers and regulators alike, we are continually pushing the boundaries to create appliances that are increasingly energy and water efficient.

Likewise, our recycling policies continue to lead the market. Our home delivery teams in New Zealand not only deliver, unpack and return packaging for re-use, but also take away old appliances where required. These are then totally recycled in-house, reflecting our commitment to a true "cradle to grave" approach.

Finance Group

The Finance Group has maintained its strong market position as a provider of specialised retail point-of-sale financial services, working with more than 6,000 retailers in New Zealand.

In the 2006 financial year the Finance Group contributed $36.4 million before acquisition interest, tax and amortisation, compared with $38.0 million in the previous year.

The Farmers Card revolving credit business is the most significant contributor to Finance earnings and is actively used by more than 300,000 customers across a wide cross-section of 3,300 retail stores. This diversification enables cardholders to use Farmers Card in Farmers stores and at many other retailers, for a variety of purchases including apparel, leisure, food, fuel, health, motor accessories, entertainment, jewellery, house and garden, and technology. Earnings from Farmers Card were ahead of last year, but a decline in big-ticket financing resulted in a lower contribution from fixed instalment lending.

Growth in Q Card business was very strong, reflecting the significant benefits from this innovative finance product. Consumers value the flexible payment terms, automatic pre-approved credit limits, and single monthly statement listing all Q Card transactions. The one-off credit application, overnight payout on receipt of paperwork, and promotional support for Q Card are key reasons why retailers are also enthusiastic about the product. Active cardholder numbers increased to more than 100,000. More than 1,500 retail outlets nationwide now accept Q card. Additional functionality was introduced to the card during the year, which delivers incremental benefits to customers, and provides retailers with new promotional finance opportunities to increase sales. Q Card's 90 day interest-free option allows retailers to provide a unique finance offer to customers.

Finance

	2006 $000	2005 $000
Revenue	126,467	124,183
Operating profit before interest, taxation and amortisation*	36,398	38,021
Operating profit before interest and taxation*	28,399	30,032
Finance receivables	571,688	567,367

** Includes operating interest*

With more than 535,000 customers using our financial services, the Finance Group maintains a diversified spread of risk across a variety of products. This diversification, primarily on household consumer durables, ensures little or no concentration of risk to any one group of customers or products.

The Consumer Insurance and Extended Product Warranty businesses continued to complement the core consumer finance business, and to provide customers with the opportunity to insure the risks associated with a financing transaction and the option of extending the period of the manufacturer's product warranty.

The Equipment Finance business continued to contribute a solid result. Additional investment in this lending activity across broader market segments utilising financial leasing products will provide opportunities for growth and expansion.

Funding of the Finance Group's business remains strong, with retail debentures increasing to more than $170 million. Significant committed funding facilities are in place with banks, and the Finance Group Securitisation Funding Programme has been completely reviewed and restructured, providing increased flexibility to access capital markets for future funding growth. Standard & Poors has confirmed its A1+ rating for the new Securitisation Programme, and the A- (Excellent) A M Best Company rating for both Insurance subsidiaries reflects the financial status and reputation of the Finance Group.

The Finance Group has internal funding policies which set out minimum levels of capital required to be held in relation to total risk-weighted assets. The Finance Group also maintains a range of prudential policies to manage and report on liquidity and interest rate risk. These treasury policies are regularly reviewed to ensure that appropriate hedging strategies are implemented.

Additional provisioning was made during the year against selected balance sheet receivables where customers' balances in arrears increased.

Earnings from the Finance Group will remain under pressure due to intense competition and the present level of interest rates. Benefits from the integration of the Farmers Finance business will be realised in the current year, and reductions in the Group's cost to income ratio are expected from additional synergies and operating efficiencies.

Lending Analysis Fisher & Paykel Finance Group


15%
11.2%
38.2%
2.4%
33.2%
13.6%
11.1%
39.7%
4.1%
31.5%
2005
2006
Bulk Finding
Equipment Finance
Personal Loans
Farmers Card
Hire Purchase



Finance Group Executive
Alastair Macfarlane, Dennis Churches, Greg Shepherd, Richard Blackburn, Adrian Lichkus

Appreciation

As we continue to expand in both sales and manufacturing across the globe, we welcome both new suppliers and new retailers to the Fisher & Paykel family. It is imperative we continue the Company culture and heritage we have built up over the past 70 years to ensure the continuation of past relationships. Without these we fail to be unique.

To our retailers and chains, we thank you for your support of our brand and what it stands for. We trust it brings a new dimension to your stores and offers your staff members a real point of selling difference. With this comes the knowledge that we fully support the products we go to market with anywhere in the world.

The support of our customers is paramount to our performance. Your guidance ensures our products deliver real features and benefits required by the market. Your feedback sets the platform and direction for our products of the future.

Thank you to our shareholders. The support given to the executive and staff by institutions and individuals alike, has given us the freedom and confidence to pursue the Company's goals. The positive feedback received during the year endorsed the strategies and operational plans we have in place.

In what has been a difficult year we have continued to benefit from the support and skills of our suppliers. They have worked hard to assist in lowering the impact of costs that have been under severe pressure. We thank them for their ongoing efforts.

Once again the staff of the Company have performed at the highest level. The growth of the Appliances and Finance businesses is testament to the many dedicated hours of hard work by our people around the globe. The offshore teams and functional groups are well led, and all contributed greatly in a challenging year. I thank them for their efforts.

Lastly, I would like to thank the Board of Directors for their continuing wise guidance and support.

Outlook

In the Appliances business, we are expecting further softening in the New Zealand market. Continuing high interest rates have yet to take full effect in the market place and we envisage the market contracting further in 2006/07. We are, however, expecting to retain current market share levels.

The Australian market appears to have steadied, and we anticipate similar sales levels to last year.

The USA continues to develop, and a further year of solid growth is forecast for both Fisher & Paykel and DCS branded products.

Our Motor Supply agreement with Whirlpool is expected to expand to full capacity in 2006/07. The manufacturing line for these motors will be relocated from East Tamaki, Auckland to Clyde, USA in the second half of the year, emulating the savings expected with the washer line. A third manufacturing line, that of the *Smart Load*® Top Loading Dryer, is planned to be transferred to Clyde during the first half of the financial year.

The Company is exposed to currency movements between the New Zealand and Australian dollar. In line with corporate policy, the Company has hedged 75 percent of net exposures against the Australian dollar at an average rate of $0.867 for 2006/07. We expect to substantially maintain our natural hedge against the United States dollar for the upcoming year.

Raw material prices continue to be a concern, and remain at high levels. Although there has been a steadying of prices towards the end of the past financial year, uncertainty persists.

The Finance Group will continue to face strong competition and in the short term the current margins are expected to remain. Benefits from the integration of the Farmers Finance business will be realised in the 2006/07 year and additional cost synergies and operating efficiencies are expected to reduce the Finance Group's cost to income ratio.

In conclusion, I am confident that the Company is in good health. We are well positioned to take advantage of opportunities that present themselves in the local and international markets to add value for shareholders.

As mentioned by the Chairman, the Directors believe that providing the raw material and currency outlook assumptions related to the Appliances Group are valid, after tax earnings for the 2006/07 financial year will be between $75 million and $85 million.



John Bongard
Chief Executive Officer and Managing Director


Fisher&Paykel
appliances

USA Head Office, Huntington Beach, California

Directors



Gary A Paykel, 64, has been Chairman of the Company since April 2004 having been Executive Chairman since separation from Fisher & Paykel Industries Limited (the Separation) in November 2001. He also chairs the Remuneration and Nomination Committees. Mr Paykel was a director of Fisher & Paykel Industries Limited from August 1979; Managing Director from April 1987 and Chief Executive Officer from December 1989. He was appointed Chairman of Fisher & Paykel Healthcare Corporation Limited (previously Fisher & Paykel Industries Limited) following the Separation in November 2001. Mr Paykel joined Fisher & Paykel Industries Limited in 1960 and, prior to his appointment to the position of sales director in 1985, held a variety of positions in the manufacturing, engineering, purchasing and sales departments. Mr Paykel is a Companion of the New Zealand Order of Merit.



John W Gilks, 64, has been Deputy Chairman of the Company since the Separation. He also chairs the Audit and Risk Management Committee. Prior to the Separation, Mr Gilks was a director of Fisher & Paykel Industries Limited from May 1986, and Deputy Chairman from June 1989. Mr Gilks is Chairman of Port Otago Limited and a Director of Dunedin City Holdings Limited and its four trading subsidiaries. Mr Gilks was a practising chartered accountant from 1970 to 1993. During that time he founded Motor Trade Finances Limited and was its Managing Director until 1997. Mr Gilks is a Fellow of the Institute of Chartered Accountants of New Zealand and a Fellow of the Institute of Directors in New Zealand.



John H Bongard, 52, was appointed Chief Executive Officer and Managing Director on 30 April 2004. He has been an Executive Director of the Company since the completion of the Separation. Prior to the Separation he was General Manager of the Appliances Group. He has over 30 years experience in marketing appliances around the world and has established new sales companies in Australia and the USA. Mr Bongard has held a variety of management positions in the procurement and marketing departments of the appliances business of the Fisher & Paykel group since 1973, including General Manager, Marketing from 1991 to 1998. He received a Bachelor of Commerce degree in marketing and economics from the University of Auckland.



Norman M T Geary (CBE), 67, has been a director of the Company since completion of the Separation. Prior to that he served on the board of directors of Fisher & Paykel Industries Limited from December 1990. In New Zealand and various overseas locations, he was employed by BP for 23 years in sales, marketing and general management roles and served on its board in New Zealand and various North West Europe companies before being appointed Chief Executive of Air New Zealand from 1982 – 1988. Since 1988, he has served on the boards of a number of New Zealand listed and unlisted companies and is currently Chairman of Gough Holdings Limited. He is a director of DB Breweries Ltd, ANZ National Bank Ltd, Otago Innovation Ltd and is Chairman of Australian Tipping Systems Pty Limited. He is also a board member of the New Zealand Institute of Economic Research and a member of the Advisory Committee to Comalco New Zealand Ltd. He was the President of the Institute of Directors in New Zealand in 2000 and 2001. He was elected a Distinguished Fellow of the Institute of Directors in New Zealand in 2003. Mr Geary received his Bachelor of Commerce degree from the University of Otago, is a Fellow of the Institute of Chartered Accountants of New Zealand, attended the Sloan Programme at the Graduate School of Business, Stanford University in 1974/1975 and holds a CBE.



W Lindsay Gillanders, 56, has been a director of the Company since November 2001. Mr Gillanders has also served as a director of Fisher & Paykel Industries Limited (now Fisher & Paykel Healthcare Corporation Limited) since May 1992. He is currently Chairman of Auckland Packaging Company Limited and Vita New Zealand Limited and is also a director of Rangatira Limited. Until the Separation, Mr Gillanders was responsible for Fisher & Paykel Industries Limited's legal, regulatory, compliance and intellectual property rights, and worked on major commercial agreements including acquisitions and divestments by both the Appliances and Healthcare businesses. From November 2001 to December 2004, Mr Gillanders continued to provide legal services to the Company under a consultancy agreement. Mr Gillanders received his Bachelor of Laws degree with honours from the University of Auckland.



Peter D Lucas, 60, has been a director of the Company since November 2001. Mr Lucas was Chief Executive Officer of Heinz New Zealand and Australia from 2002 until 31 August 2005. Previously, Mr Lucas was the Managing Director of Tegel Foods Limited from April 1996, the General Manager of J. Watties Foods Limited from August 1992 to April 1996 and General Manager of Watties Frozen Foods Limited from August 1985 to August 1992. Mr Lucas received a BE (civil) (first class hons) and Mcom (econs) (first class hons) from Canterbury University and was the recipient of a Post Graduate Scholarship to Cambridge University.



Ralph G Waters, 57, has been a director of the Company since November 2001. Mr Waters has been Chief Executive Officer of Fletcher Building Limited since June 2001. Previously, Mr Waters was Managing Director of Email Limited from May 1998 to February 2001 and prior to that held a number of senior management positions at Email Limited from November 1983. Mr Waters was employed by Carrier Air Conditioning and other units of United Technologies Corporation in Australia and the UK from February 1970 to November 1983. Mr Waters has a Master of Business degree, is a Chartered Professional Engineer and a Fellow of Institution of Engineers (Australia).



J Julian A Williams, 69, has been a director of the Company since the Separation in November 2001. Prior to that, Mr Williams was a director of Fisher & Paykel Industries Limited from July 1985, and Technical Director from April 1987 to November 2001. Mr Williams joined Fisher & Paykel Industries Limited in 1960 and has held a variety of engineering and management positions in Appliances manufacturing. As Technical Director, he was instrumental in the development of Fisher & Paykel Industries Limited's electronics and ECM motor technology which is now used in the Appliances business. From November 2001 to December 2004, Mr Williams continued to provide engineering services to the Company under a consultancy arrangement. Mr Williams received his Bachelor of Engineering degree from the University of Auckland.

Financials contents

Your Directors are pleased to submit to shareholders their Report and Financial Statements for the year ended 31 March 2006.

Principal Activities

Fisher & Paykel Appliances Holdings Limited is a New Zealand based international company, which has two principal areas of business:

- Appliance manufacturer, distributor and marketer (Appliances Group),
- Financial services in New Zealand (Finance Group).

The Appliances Group is a leading designer and manufacturer of major household appliances in New Zealand and Australia. The Group has expanded in the USA, which is now its largest market in revenue terms, and has manufacturing facilities in Huntington Beach, California and Clyde, Ohio.

The Finance Group is a leading provider of retail point of sale consumer finance (including the Farmers Card), insurance services, rental and leasing finance.

Acquisition of Prime Distributors Limited

On 29 July 2005, the Group acquired all the shares in Prime Distributors Limited (Prime). Prime is a leading distributor of spare parts for home appliances in New Zealand. The total consideration paid for Prime was $6.2 million, which was funded from debt.

Profit

Profit after taxation was $63.9 million, compared to $68.6 million for the previous year. There were no abnormal items.

Earnings per share, excluding abnormal items, were 24 cents per share (2004/05 26 cents).

Shareholders' Equity

Shareholders' equity as at 31 March 2006 totalled $601.9 million (2005 $576.1 million).

Share Issues

During the year 14,000 shares were issued under an approved Employee Share Purchase Scheme and a further 906,210 shares were issued following the exercise of options granted to employees order the approved Share Option Plan.

Dividends

The Directors have approved a final dividend of 9 cents per share for the year ended 31 March 2006, carrying a full imputation credit. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share. The dividend will be paid on 20 June 2006.

Dividends for the year ended 31 March 2006 totalled 18 cents per share (2004/05 18.0 cents).

Directors

In accordance with the Constitution, Messrs Norman Geary, John Gilks and Gary Paykel retire and, being eligible, offer themselves for re-election.

Disclosure of Interests by Directors

Directors' certificates to cover entries in the Interests Register in respect of remuneration, insurance, indemnities, dealing in the Company's shares and other interests have been disclosed as required by the Companies Act 1993.

New Zealand Stock Exchange Waivers

NZSX Listing Rule 7.3.2 (a)

At the Company's Annual Shareholders Meeting held on 16 August 2004, shareholders approved a cancellation facility for option holders (the Cancellation Offer), whereby option holders accepting the Cancellation Offer would not exercise their relevant options but instead those options would, at the option holders' notice, be cancelled in return for the issue of ordinary shares in the Company. The Cancellation Offer was designed to reduce the number of shares the Company is required to issue in relation to options granted under the Company's Employee Share Option Plan, thus reducing the dilution effect to existing shareholders from the exercise of options.

The NZXR granted a waiver, subject to certain conditions (including the review of the waiver in respect of any options issued after the third anniversary date of the waiver), from compliance with NZSX Listing Rule 7.3.2(a), which provides that an issue of securities that has been approved

by shareholders must be made within 36 months of the approval.

The Company sought this waiver in order to be able to issue shares under the Cancellation Offer outside the time frame set out in the NZSX Listing Rules as some of the options issued under the Company's Employee Share Option Plans may be exercisable outside this time frame.

NZSX Listing Rule 9.2.1

Refer Notes to the Financial Statements, Note 27 Related Party Information.

Remuneration of Directors

The remuneration of the Directors for the year ended 31 March 2006 has been disclosed on page 33 of this Report.

Outlook

Providing the raw material price and currency outlook assumptions related to the Appliances Group are valid, the Directors expect that after tax earnings for the 2006/07 financial year will be between $75 million and $80 million.





G A Paykel
Chairman

J H Bongard
Chief Executive Officer
and Managing Director

26 May 2006

The Board and management of the Company is committed to ensuring that the Company adheres to best practice governance principles and maintains the highest ethical standards. The Board has agreed to regularly review and assess the Company's governance structures to ensure that they are consistent, both in form and in substance, with best practice.

The Company operates under a dual listed company structure, being listed in both New Zealand and Australia. Corporate governance requirements apply in both jurisdictions. These requirements include the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the NZX Corporate Governance Best Practice Code, and the New Zealand Securities Commission's Governance Principles and Guidelines (the Principles).

The Board has adopted a Governance Manual for the Company, consisting of various charters and policies, which reflect the Principles.

The Board considers that the Company's corporate governance practices and procedures are not materially different to the Principles.

Code of Conduct (Ethics)

The Company expects its employees and Directors to maintain high ethical standards. A Code of Conduct for the Company and a separate Directors Code of Conduct apply.

Both codes of conduct address, amongst other things:

- conflicts of interest;
- receipt of gifts;
- corporate opportunities;
- confidentiality;
- expected behaviours;
- delegated authority;
- reporting issues regarding breaches of the Code of Conduct, legal obligations or other policies of the Company; and
- obligations for a Director to act in good faith and in what the Director believes to be the best interests of the Company.

The full content of the Company's Codes of Conduct can be found on the Company's website (www.fisherpaykel.com). At the date of this annual report, no serious instances of unethical behaviour have been reported under the Company's Code of Conduct.

Responsibilities of the Board and Management

The business and affairs of the Company are managed under the direction of the Board of Directors. At a general level, the Board is elected by shareholders to:

- establish the Company's objectives;
- develop major strategies for achieving the Company's objectives;
- manage risks;
- determine the overall policy framework within which the business of the Company is conducted; and
- monitor management's performance with respect to these matters.

The Board Charter regulates internal Board procedure and describes the Board's specific role and responsibilities. A copy of the Board Charter is provided on the Company's website.

The Board delegates management of the day-to-day affairs and management responsibilities of the Company to the executive team under the leadership of the Chief Executive Officer and Managing Director to deliver the strategic direction and goals determined by the Board.

The Board

Board Composition

At present, there are eight Directors on the Board, of which seven are non-executive Directors

The Executive Director is Mr John Bongard, who is the Chief Executive Officer and Managing Director of the Company.

Mr Gary Paykel relinquished the position of Executive Chairman on 30 April 2004, but remains as Chairman of the Board.

Independence of Directors

The factors the Company considers to assess the independence of its Directors are set out in its Board Charter. No materiality thresholds have been adopted, as the Company's approach is to determine independence on a case by case basis.

After consideration of these factors and criteria, the Company is of the view that:

1. No Director is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
2. There are two Directors who within the last three years have been employed in an executive capacity by the Company or another group member, or been a Director after ceasing to hold any such employment. Those Directors are Mr Paykel and Mr Bongard;
3. There are two Directors who within the last three years have been a principal of a material professional adviser or a material consultant to the Company or another group member, or an employee materially associated with the service provided. Those Directors are Mr Lindsay Gillanders and Mr Julian Williams;
4. No Director is a material supplier or customer of the Company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer, other than Mr Norman Geary and Mr Ralph Waters. Mr Geary is a director of a registered bank that provides credit facilities to the Company in the ordinary course of business. Mr Waters is the Chief Executive Officer and Managing Director of a construction company which performed contract work for the Company in the ordinary course of business;
5. No Director has a material contractual relationship with the Company or another group member other than as a Director of the Company;
6. No Director has served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company; and
7. All Directors are free from any interest or any business or other relationship, which could or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

Based on the above assessments, the Company considers that four of the current eight Directors are independent directors, namely, Mr John Gilks, Mr Norman Geary, Mr Ralph Waters and Mr Peter Lucas. The Company considers that Mr Geary and Mr Waters are independent directors of the Company notwithstanding their respective directorships of the registered bank and construction company referred to above. The Company's reasons for this conclusion include the facts that:

- No director of the registered bank takes part in the individual lending decisions of the bank and in particular Mr Geary has not taken part in the decision of the bank to make credit facilities available to the Company or in setting the terms on which those facilities are made available to the Company.
- No director of the construction company took part in the contract tender or setting the contract conditions.

As Mr Paykel and Mr Bongard held executive positions and Mr Gillanders and Mr Williams held consultancy positions either during the financial year or in the previous three financial years, these Directors are not, in the Board's opinion, independent. The Company notes that it has a minimum of three independent Directors as required by the NZX Listing Rules. Having reviewed the position, the Company considers that the Board comprises an appropriate mix of skills, expertise and independence.

Committees

Specific responsibilities are delegated to the Audit & Risk Management Committee, the Remuneration Committee, and the Nominations Committee. These Board committees support the Board by working with management on relevant issues at a suitably detailed level and then reporting back to the Board. Each of these committees has a charter setting out the committees' objectives, procedures, composition and responsibilities. Copies of these charters are available on the Company's website.

Audit & Risk Management Committee

The Audit & Risk Management Committee's role is to assist the Board in its oversight of all matters relating to the financial accounting and reporting of the Company. The Audit & Risk Management Committee also monitors risk management, the processes which are undertaken by management and both external and internal auditors. External auditors are monitored in accordance with the External Auditors Policy, a summary of which appears on the website.

Under the Board Charter a majority of the Audit & Risk Management Committee members must be independent. The current members of the Audit & Risk Management Committee are Mr Gilks, Mr Geary and Mr Gillanders. Messrs Gilks and Geary are independent Directors.

Remuneration Committee

The Remuneration Committee's role is to assist the Board in establishing coherent remuneration policies and practices. The current members of the Remuneration Committee are Mr Paykel, Mr Lucas and Mr Geary. The composition of the Committee satisfies the requirement of the Committee Charter that a majority of Directors be independent.

Nomination Committee

The procedure for the appointment and removal of Directors is ultimately governed by the Company's Constitution. A Director is appointed by ordinary resolution of the shareholders, although the Board may fill a casual vacancy.

The Board has delegated to the Nomination Committee the responsibility for recommending candidates to be nominated as a Director on the Board and candidates for the committees. When recommending candidates to act as a Director, the Nomination Committee takes into account such factors as it deems appropriate, including the experience and qualifications of the candidate.

The current members of the Nomination Committee are Mr Paykel, Mr Lucas and Mr Geary. The composition of the Nomination Committee satisfies the requirement of the Committee Charter that a majority of Directors be independent.

The Nomination Committee was not required to meet in the period to 31 March 2006.

Board Processes

The Board held 11 meetings during the year ended 31 March 2006. The table below shows attendance at the Board, Finance Group board and Committee Meetings. With the exception of January, Board meetings are normally held monthly.

There is a separate board for the Finance Group, which Messrs Bongard, Gilks, Gillanders and Paykel sit on.

There is no formal procedure agreed by the Board to allow Directors to take independent professional advice at the expense of the Company. However, if circumstances arose where a Director needed to obtain independent advice, that Director would as a matter of practice be at liberty to seek such advice at the expense of the Company.

Directors' Remuneration

The total remuneration available to non-executive Directors is fixed by shareholders. The current fee pool limit was approved by shareholders in 2004 as $700,000, effective 1 July 2004, $800,000, effective 1 July 2005 and $900,000, effective 1 July 2006. The fee pool limits include $150,000 per annum, which has been set aside as a contingency to cover extraordinary Director involvement or commitments, including but not limited to involvement in sub committees and/or the board of the Finance Group.

The Company recognises the key role personnel play in the pursuit of its strategic objectives. The Remuneration Committee reviews Director remuneration, and is charged with establishing remuneration policies and guidelines to ensure a link exists between corporate performance and remuneration paid to Directors. The policies are also designed to enable the Company to attract, retain and motivate Directors who will create value for shareholders.

	Board Meetings	Finance Board Meetings	Other Sub Committee Meetings	Audit & Risk Management Meetings	Remuneration Committee Meetings
J H Bongard	11	8	1	–	–
N M T Geary	11	–	1	5	3
J W Gilks	11	9	1	5	–
W L Gillanders	11	10	1	5	–
P D Lucas	11	–	–	–	3
G A Paykel	11	10	1	–	3
R G Waters	11	–	–	–	–
J J A Williams	10	–	1	–	–
Total Meetings Held	11	10	1	5	3

The Company takes advice from independent consultants, to benchmark Directors fees with fees paid to directors of comparable companies in New Zealand and Australia.

The Company's policy is to pay its Directors fees in cash to its non-executive Directors. However, the Company encourages the Directors to hold shares in the Company. All Directors hold shares in the Company.

Non-executive Directors received the following Directors fees from the Company in the year ended 31 March 2006:

N M T Geary	$86,250
J W Gilks	$131,563
W L Gillanders	$108,250
P D Lucas	$71,250
G A Paykel	$172,313
R G Waters	$63,250
J J A Williams	$63,250

Messrs Michael Braham and Keith Tunnicliffe received AUD$6,250 each as local resident directors of Fisher & Paykel Australia Holdings Limited. Mr M A Don received $35,000 as the New Zealand Guardian Trust Company Limited appointed Director of Retail Financial Services Limited, which is the remote securitisation company used to fund the Farmers finance business.

Mr Bongard does not receive remuneration as a Director of the Company or a subsidiary company. Mr Bongard acting in his capacity as an employee of the Company and subsidiaries received total remuneration, inclusive of the value other benefits, in respect of the year ended 31 March 2006 of $931,535. Mr Bongard also holds a $10,000 interest free loan from the Company.

Except as stated above, no employee of the Company or its subsidiaries receives or retains any remuneration or other benefits as a Director. Remuneration, inclusive of the value of other benefits received by such employees, is included in relevant bandings of employee remuneration received exceeding $100,000.

Under the Company's Constitution, the Board is permitted under the NZX Listing Rules to authorise the payment of retirement allowances to any Director who was in office before 1 May 2004 and has continued to hold office since that date, where such payments do not exceed the total remuneration of a Director in any three years. The Board has resolved, however, that it will not pay out any future retirement benefits for existing Directors other than, at the Board's discretion, an amount equivalent to one years' fees calculated according to the per annum average of the fees paid to that Director in their last three years of office. Subject to Board approval, any such retirement benefit will be payable following each Director's retirement. Any new Director appointed subsequent to 1 May 2004 will not be entitled to receive any retirement benefit.

No Director was paid a retirement benefit by the Company in the year ended 31 March 2006.

Senior Management Remuneration

The Remuneration Committee is responsible for reviewing the remuneration of the Company's senior management in consultation with the Chief Executive Officer and Managing Director of the Company. Similar policies and principles that guide the remuneration of Directors apply to the remuneration of the Company's senior management, although remuneration packages consist of a mixture of cash and other benefits, including share options in the Company. The expected outcomes of the Company's remuneration policies for senior management are to balance motivating and retaining key employees, attracting quality management and providing performance incentives that allow executives to share the rewards of the success of the Company. In addition, the existing option plan operated by the Company is intended to encourage the retention of the senior management team and to encourage the senior management team to ensure the Company performs well for the shareholders through long-term growth and increasing shareholder value.

The Company's existing share option plan was approved by shareholders of the Company prior to the listing of the Company in 2001.

The ASX recommends that companies listed in Australia disclose the top five (5) senior management remuneration packages paid by the Company. The Company has decided that it is not appropriate for the Company to follow this recommendation as these figures are distorted by the Company having a number of senior managers who reside outside of New Zealand, where remuneration market levels differ widely. Senior management remuneration is

included in the wider disclosure made by the Company in the Employee Remuneration section of this Annual Report, where the Company has included in relevant bandings the number of employees or former employees, whose remuneration, inclusive of the value of other benefits received by such employees, exceeds $100,000.

Performance Evaluation

The Board has a range of policies in place relating to the performance evaluation of the Board, the Board's committees, individual Directors and executives. During the financial year the Board conducted a performance evaluation of the Board and its members in accordance with its policies. A summary of the Company's Performance Evaluation Policy is available on the Company's website.

The Board Charter requires the Board to undertake an annual performance evaluation of itself that:

- compares the performance of the Board with the requirements of its Charter;
- reviews the performance of the Board's committees;
- sets forth the goals and objectives of the business for the upcoming year; and
- effects any improvements to the Board Charter deemed necessary or appropriate.

Risk Management

The Company has a number of risk management policies, as well as related internal compliance systems that are designed to:

- optimise the return to, and protect the interests of, stakeholders;
- safeguard the Company's assets and maintain its reputation;
- improve the Company's operating performance; and
- fulfil the Company's strategic objectives.

The Board, through management, ultimately has responsibility for internal compliance and control. Twice a year a detailed audit report is prepared for and presented to the Board.

Policies

In addition to the policies mentioned in this section on Corporate Governance, the Company has in place a number of policies including but not limited to external auditors, remuneration, market disclosure, communication with shareholders, share trading and health and safety.



PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
Telephone +64 9 355 8000
Facsimile +64 9 355 8001
www.pwc.com/nz

Auditors' Report

to the shareholders of Fisher & Paykel Appliances Holdings Limited

We have audited the financial statements on pages 36 to 66. The financial statements provide information about the past financial performance and cash flows of the Company and Group for the year ended 31 March 2006 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 40 to 43.

Directors' Responsibilities

The Company's Directors are responsible for the preparation and presentation of the financial statements which give a true and fair view of the financial position of the Company and Group as at 31 March 2006 and their financial performance and cash flows for the year ended on that date.

Auditors' Responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the Directors and reporting our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

(a) the significant estimates and judgements made by the Directors in the preparation of the financial statements; and

(b) whether the accounting policies are appropriate to the circumstances of the Company and Group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the Company or any of its subsidiaries other than in our capacities as auditors and the provision of audit related services.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the Company as far as appears from our examination of those records; and

(b) the financial statements on pages 36 to 66:

(i) comply with generally accepted accounting practice in New Zealand; and

(ii) give a true and fair view of the financial position of the Company and Group as at 31 March 2006 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 26 May 2006 and our unqualified opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants
Auckland

Statement of Financial Performance

For the year ended 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Consolidated 2005 $000
45,850	41,000	Operating revenue	1	1,209,117	1,038,733
45,850	41,000	Operating profit before interest and taxation		109,846	107,255
–	–	Interest expense *	2	(13,188)	(6,231)
45,850	41,000	Operating profit before taxation	2	96,658	101,024
(6,508)	(3,591)	Taxation	3	(32,713)	(32,463)
39,342	37,409	**Profit after taxation**		63,945	68,561

* Excludes operating interest of the Finance Group

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

	2006	2005
Earnings per share	0.24	0.26
Diluted earnings per share	0.23	0.25

As at 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Appliances Group 2006 $000	Finance Group 2006 $000	Consolidated 2005 $000	Appliances Group 2005 $000	Finance Group 2005 $000
		Assets							
		Current assets							
1	1	Cash and bank balances		50,382	14,400	35,982	31,824	3,774	28,050
22	18	Debtors and other current assets	4	155,053	138,307	16,746	134,292	127,670	6,622
		Finance receivables	5	377,952		377,952	351,451		351,451
		Inventories	6	215,008	215,008		186,734	186,734	
3,613	3,638	Taxation	7	23,412	20,063	3,349	12,523	11,535	988
		Future taxation benefit	7	5,241	5,241		–	–	
388,116	380,048	Intergroup advances	27						
391,752	383,705	Total current assets		827,048	393,019	434,029	716,824	329,713	387,111
		Non current assets							
		Property plant and equipment	8	313,792	304,943	8,849	290,545	273,988	16,557
184,318	218,146	Investments in subsidiaries	11						
		Investment in Finance Group			217,310			218,291	
		Other assets		2,261	1,237	1,024	3,344	2,305	1,039
		Finance receivables	5	193,736		193,736	215,916		215,916
		Intangible assets	9	200,052	59,404	140,648	194,049	45,402	148,647
		Deferred taxation	12	23,762	20,125	3,637	29,021	24,312	4,709
184,318	218,146	Total non current assets		733,603	603,019	347,894	732,875	564,298	386,868
576,070	601,851	**Total assets**		1,560,651	996,038	781,923	1,449,699	894,011	773,979
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	1,888	1,888		7,683	7,683	
		Current borrowings	16	20,000	20,000		20,000	20,000	
		Current finance leases	17	624	624		–	–	
		Trade creditors		83,139	83,139		50,977	50,977	
		Provisions	14	26,473	26,473		28,848	28,848	
		Finance borrowings	15	501,562		501,562	493,523		493,523
		Taxation	7	2,223	2,223		80	80	
		Other liabilities	18	63,092	37,088	26,004	62,824	34,890	27,934
–	–	Total current liabilities		699,001	171,435	527,566	663,935	142,478	521,457
		Term liabilities							
		Term borrowings	16	201,028	201,028		157,903	157,903	
		Term finance leases	17	2,302	2,302		–	–	
		Finance borrowings	15	36,980		36,980	34,159		34,159
		Deferred taxation	12	18	18				
		Other liabilities	18	4,283	4,216	67	4,034	3,962	72
		Provisions	14	15,188	15,188		13,598	13,598	
		Total term liabilities		259,799	222,752	37,047	209,694	175,463	34,231
–	–	**Total liabilities**		958,800	394,187	564,613	873,629	317,941	555,688
		Shareholders' equity							
576,070	601,851	Shareholders' equity	19	601,851	601,851		576,070	576,070	
		Investment in Finance Group				217,310			218,291
576,070	601,851	**Total shareholders' equity**		601,851	601,851		576,070	576,070	
576,070	601,851	**Total liabilities and shareholders' equity**		1,560,651	996,038	781,923	1,449,699	894,011	773,979

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.





On behalf of the Board
Date: 26 May 2006

G.A.Paykel
Chairman

J.H.Bongard
Chief Executive Officer and Managing Director

Statement of Movements in Equity

For the year ended 31 March 2006

Parent				Consolidated	
2005 $000	2006 $000		Notes	2006 $000	2005 $000
560,175	**576,070**	Shareholders' equity at the beginning of the year		**576,070**	560,175
39,342	**37,409**	Profit after taxation		**63,945**	68,561
		Movement in currency translation reserve	19	**7,292**	(3,715)
25,504	**33,828**	Movement in revaluation reserve			
64,846	**71,237**	Total recognised revenues and expenses for the year		**71,237**	64,846
4,857	**2,068**	Issue of share capital	19	**2,068**	4,857
(53,808)	**(47,524)**	Dividends	19	**(47,524)**	(53,808)
576,070	**601,851**	Shareholders' equity at the end of the year		**601,851**	576,070

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

For the year ended 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Consolidated 2005 $000
		Cash flows from (used in) operating activities			
		Receipts from customers		1,167,659	884,661
		Financing interest and fee receipts		130,241	132,249
45,850	41,000	Dividends received			
		Interest received		537	352
(941)	(955)	Payments to suppliers and employees		(1,102,750)	(912,303)
		Taxation paid		(34,894)	(37,404)
		Interest paid		(50,900)	(39,181)
44,909	40,045	Net cash flow from operations	20	109,893	28,374
		Cash flows from (used in) investing activities			
		Sale of property, plant and equipment		1,372	2,380
		Principal on loans repaid by customers		704,451	667,234
		Purchase of property, plant and equipment		(55,153)	(76,091)
		New loans to customers		(720,298)	(680,137)
		Acquisition of Dynamic Cooking Systems (DCS)		–	(50,820)
		Acquisition of Prime Distributors		(6,187)	–
–	–	Net cash flow from (used in) investing activities		(75,815)	(137,434)
		Cash flows from (used in) financing activities			
–	–	Employee Share Purchase Scheme		782	1,267
		New term borrowings		80,725	163,519
		New finance borrowings		317,049	77,172
		Repayment of term borrowings		(53,223)	(1,542)
		Repayment of finance borrowings		(306,189)	(60,128)
4,857	2,068	Issue of share capital		2,068	4,857
(53,808)	(47,524)	Dividends paid		(47,524)	(53,808)
(3,457)	(3,609)	Supplementary dividends paid to overseas shareholders		(3,609)	(3,457)
7,498	9,020	Intercompany borrowings			
(44,910)	(40,045)	Net cash flows from (used in) financing activities		(9,921)	127,880
(1)	–	Net increase (decrease) in cash		24,157	18,820
2	1	Opening cash		24,141	5,867
		Cash obtained from acquisition of company		77	(3,867)
		Effect of foreign exchange rates		119	3,321
1	1	Closing cash		48,494	24,141
		Reconciliation of closing cash			
1	1	Bank		50,382	31,824
		Bank overdrafts		(1,888)	(7,683)
1	1			48,494	24,141

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

These financial statements are presented in accordance with the New Zealand Companies Act 1993, the New Zealand Financial Reporting Act 1993 and generally accepted accounting practice in New Zealand. The Parent Company's financial statements are for Fisher & Paykel Appliances Holdings Limited as a separate entity and the Consolidated financial statements are for the Fisher & Paykel Appliances Holdings Limited Group which includes all its subsidiaries. The financial statements are stated in New Zealand dollars unless otherwise indicated.

Nature of operations

Fisher & Paykel Appliances Holdings Limited is a New Zealand based international company which has two principal areas of business:

- Appliance manufacturer, distributor and marketer (Appliances Group),
- Financial services in New Zealand (Finance Group).

The Appliances Group is a leading designer and manufacturer of major household appliances in New Zealand and Australia. The Group has expanded in the USA, which is now its largest market in revenue terms, and has manufacturing facilities in Huntington Beach, California and Clyde Ohio.

The Finance Group is a leading provider of retail point of sale consumer finance (including the Farmers Card), insurance services, and rental and leasing finance.

General Accounting Policies

The financial statements are based on the general principles of historical cost accounting, with the exception of investments in subsidiaries which are at net tangible asset value. Reliance is placed on the Group continuing as a going concern.

The following particular accounting policies, which materially affect the measurement of profit, financial position and cash flows, have been applied.

Specific Accounting Policies

Consolidation

The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-group transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

The Finance Group, comprising Fisher & Paykel Finance Limited and Fisher & Paykel Finance Holdings Limited (and their respective subsidiary companies), is independently funded and is not guaranteed by Fisher & Paykel Appliances Holdings Limited, or any other non Finance Group companies.

Revenue recognition

Goods and Services

Sales are recognised in accordance with the terms of sale when the benefits of ownership and risk of loss passes to the customer.

Long term contracts

The revenue on long term contracts is recognised over the period of the project. The percentage of completion method is used to determine the appropriate amount to recognise in a given period. The full amount of any anticipated loss, including that relating to future work on the contract, is recognised as soon as it is foreseen.

Investment income

Dividend income is recognised in the period the dividend is declared.

Interest is accounted for as earned.

Income on finance receivables

Income on finance receivables is recognised on an actuarial basis (effective interest method) calculated on the net amount outstanding.

Fee income

Yield related fees for finance receivables are accrued to income over the term of the loan on an actuarial basis. Facility fee income on amounts advanced to bulk finance retailers is accrued to income on a straight line basis over the term of the facility.

Fees charged to customer accounts in arrears are recognised as income at the time the fees are charged.

Insurance income

The earned portion of premiums received and receivable is recognised as revenue. Premium income on insurance products is earned from the date of risk commencement based on a method which approximates the pattern of risk underwritten. Warranty income is earned using methods which match the approximate timing and cost of the underlying services provided. Income from fixed interest investments is recognised on an accrual basis.

Insurance expense

Provision has been made for the estimated cost of all the claims reported at balance date but not settled. The outstanding claims reserve is calculated on the maximum potential value outstanding on the individual claims. Further provision has been made for claims incurred but not reported.

Claim handling expenses are calculated based on time and effort involved in claim processing.

Acquisition costs relating to unearned premium are deferred as they represent a future benefit. Deferred acquisition costs are amortised in accordance with the earning pattern of the associated premium.

Reinsurance is expensed on a straight line basis.

Advertising and sales promotion costs

All advertising and sales promotion costs are expensed as incurred.

Earnings per share

Earnings per share is computed by using the weighted average number of ordinary shares outstanding during each period.

Employee share ownership plan

The Group operates an employee share ownership scheme for employees. The initial purchase of shares by the scheme is funded by advances from within the Group. No compensatory expense is recognised in the statement of financial performance.

Employee share option plan

The Group operates an employee share option scheme for employees. No compensatory expense is recognised in the statement of financial performance.

Employee entitlement

Employee entitlements to salaries and wages, annual leave, long service and other benefits are recognised when they accrue to employees and are fully vested. The Group operates a pension plan for employees. While there are different entitlements under the plan, the scheme is primarily a defined contribution plan and contributions to the plan are expensed when made.

Inventories

Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all charges except finance, administration, research and development, selling and distribution overheads.

Property, plant and equipment

Property, plant and equipment are recorded at cost, excluding interest.

External software direct costs together with payroll and related costs for employees directly associated with the development of software are capitalised. Costs associated with upgrades and enhancements are capitalised to the extent they result in additional functionality.

Depreciation

Property, plant and equipment, other than freehold land and capital work in progress, are depreciated on a straight line basis over their total estimated useful lives as follows:

Buildings	50 years
Plant and Equipment	3 – 15 years
Vehicles	5 years
Tooling	3 years
Software	3 – 10 years
Patents	10 years

Intangible assets

Licenses are amortised on a straight line basis over their estimated useful life of 20 years.

The excess of cost over the fair value of the net assets of subsidiaries is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Acquired brands are not amortised on the basis that they have an indefinite useful life. The carrying value of acquired brands is tested annually for impairment.

Investments

Subsidiary companies are valued at net tangible asset value. Other investments are valued at the lower of cost or net realisable value.

Leases

Operating lease payments are expensed on a straight line basis over the period of the lease.

Research and development

Research expenditure is expensed as it is incurred. Development expenditure is expensed as incurred, unless that expenditure relates to new product platforms where it is expected that the new product will be marketed, in which case the expenditure is capitalised and amortised on a systematic basis reflecting the period of consumption of the benefit.

Government grants

The Group receives government research funding. Research grants received are recognised in the statement of financial performance when the requirements under the grant have been met. Any grants for which the requirements under the grant agreement have not been completed are carried as liabilities until all conditions have been met.

Finance receivables and trade debtors

Finance receivables are shown net of unearned income and financing losses that are expected in future accounting periods. All known losses are written off in the period in which they become evident.

A specific provision is maintained to cover all identified doubtful debts. All known bad debts are written off against the specific provision in the period in which they become classified as irrecoverable.

General provisions for doubtful debts and outstanding fees are maintained to cover unidentified possible losses and latent risks inherent in the overall portfolio of finance receivables.

Provision for warranty

Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred. Warranty terms vary but generally are 2 years parts and labour.

Debenture issue expenses

Issuing costs are capitalised where they can be matched with related borrowings. Capitalised costs are amortised to interest costs evenly over the term of the borrowings.

Taxation

The taxation expense charged against profit includes both current and deferred tax and is calculated after allowing for permanent differences.

The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

Goods and services tax (GST)

The statement of financial performance and statement of cash flows have been prepared so that all components are stated exclusive of GST. All items in the statement of financial position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

Secured borrowings

Secured borrowings are recognised in the statement of financial position at their outstanding principal balances plus accrued interest.

Foreign currencies

Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction, or at the hedged rate if financial instruments have been used to reduce exposure.

At balance date, foreign monetary assets and liabilities are translated at the year end closing or hedged rates, and exchange variations arising from these translations are included in the statement of financial performance.

The financial statements of independent foreign subsidiaries are translated at the following exchange rates:

- The year end closing exchange rate for assets and liabilities
- The monthly weighted average exchange rate for revenue and expense transactions.

The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from that which was previously reported is reflected in the foreign currency translation reserve in the statement of financial position.

Statement of cash flows

The following are the definitions of the terms used in the statement of cash flows:

a) Cash comprises cash on hand, bank balances and call borrowings, where the term of the call borrowings facility is less than one year.

b) Investing activities are those activities relating to the acquisition, holding and disposal of property, plant and equipment, investments and finance receivables.

c) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Group. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

d) Operating activities include all transactions and other events that are not investing or financing activities.

Financial instruments

The Group has various financial instruments for the purpose of reducing its exposure to fluctuations in foreign currency exchange rates and interest rates. These financial instruments are subject to risk that market rates may change subsequent to acquisition. For interest rate instruments, the differential to be paid or received is accrued as interest rates change and is recognised as a component of interest expense over the life of the instrument. Exchange gains and losses arising on contracts which qualify as hedges for accounting purposes are deferred until the date the underlying transactions occur at which time they are included in the determination of Profit after taxation. Gains and losses on instruments that do not qualify as hedges are recognised in the statement of financial performance as they occur.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the directors and management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impairment

Annually, the directors assess the carrying value of each asset. Where the estimated recoverable amount of the asset is less than its carrying amount, the asset is written down. The impairment loss is recognised in the statement of financial performance.

Changes in accounting policies

The Group has not changed its accounting policies.

1 Operating Revenue

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		Appliances		
		New Zealand	248,889	233,022
		Australia	375,968	379,892
		USA	412,660	261,115
		Singapore	11,518	7,394
		Europe	13,571	12,073
		Rest of World	19,572	20,744
–	–	Total Appliances Revenue	1,082,178	914,240
		Finance		
		New Zealand	126,402	124,118
45,850	41,000	Dividend	–	–
		Interest	537	375
45,850	41,000	Total Operating Revenue	1,209,117	1,038,733

2 Operating Profit Before Taxation

Parent 2005 $000	Parent 2006 $000			Consolidated 2006 $000	Consolidated 2005 $000
45,850	41,000	Operating profit before taxation		96,658	101,024
		After charging (crediting):			
		Remuneration of auditors:			
		Audit fees paid to auditors of the Group			
		– Relating to current year		644	553
		– Relating to prior year		75	–
		Other fees paid to auditors of the Group			
		– Review of Group half year financial statements		63	30
		– Review of Farmers' Finance acquisition balance sheet		–	44
		– Audit of Fisher & Paykel Finance debenture prospectus		12	6
		– Farmers Finance securitisation compliance audit		25	33
		– Advice on adopting International Accounting Standards		121	101
		– Other		37	57
		Donations		211	169
		Depreciation:			
		Appliances Group	– Buildings	2,391	2,206
			– Leasehold improvements	301	129
			– Plant and equipment	25,799	24,265
			– Computer software	2,433	2,380
		Finance Group	– Buildings	459	273
			– Plant and equipment	242	199
			– Computer software	1,284	1,213
		Amortisation:			
		Appliances	– Goodwill	567	127
		Finance Group	– Goodwill	1,918	2,055
			– Licenses	6,081	5,934
		(Gain)/loss on sale of property, plant & equipment		(3,783)	120
		Due diligence costs		1,025	–
		Interest expense:			
			– Term borrowings	6,712	5,153
			– Bank overdraft and call borrowings	6,476	1,078
		Finance Group	– Operating interest	37,919	33,818
		Research and development		9,697	11,132
		Rental and operating leases		13,821	11,391
		Bad debts written off:			
		Appliances Group		305	260
		Finance Group		10,395	9,556
		Bad debts recovered:			
		Finance Group		(3,082)	(3,141)
		Movement in provision for doubtful debts:			
		Appliances Group		108	335
		Finance Group		1,089	2,274
507	606	Directors' fees		745	621

3 Taxation

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
45,850	41,000	Operating profit before taxation	96,658	101,024
15,131	13,530	Taxation at current rate of 33%	31,897	33,338
		Adjustments to taxation for:		
(15,131)	(13,530)	Fully imputed dividends received	–	–
		Effect of revaluation of Australian assets upon tax consolidation	–	(3,663)
(48)	(27)	Other non-assessable income	(184)	(408)
–	–	Non-deductible items	3,456	2,831
		Attributed foreign income	232	(3)
		Foreign rates other than 33%	(1,642)	437
(48)	(27)	Current year's taxation	33,759	32,532
6,556	3,618	Prior period	(1,046)	(69)
6,508	3,591	Income tax expense	32,713	32,463
		This is represented by:		
6,508	3,591	Current taxation	26,789	30,640
		Deferred taxation	5,924	1,823
6,508	3,591		32,713	32,463

4 Debtors and Other Current Assets

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		Trade receivables	125,454	119,223
		Less provision for doubtful accounts	(707)	(599)
			124,747	118,624
22	18	Other debtors and prepayments	30,306	15,668
22	18		155,053	134,292

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000

5 Finance Receivables

			Consolidated 2006 $000	Consolidated 2005 $000
		Receivable within one year	412,116	388,085
		Less provision for unearned interest	(24,154)	(28,258)
			387,962	359,827
		Less provision for bad and doubtful debts	(10,010)	(8,376)
		Net receivables due within one year	377,952	351,451
		Receivable beyond one year	209,261	235,739
		Less provision for unearned interest	(10,548)	(14,301)
			198,713	221,438
		Less provision for bad and doubtful debts	(4,977)	(5,522)
		Net receivables due beyond one year	193,736	215,916
		Total finance receivables	571,688	567,367

Finance receivables comprise advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis.

6 Inventories

			Consolidated 2006 $000	Consolidated 2005 $000
		Materials	72,656	66,226
		Spare parts	14,961	8,593
		Finished products	127,391	111,915
			215,008	186,734

7 Current Taxation

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
6,662	**3,613**	Balance at beginning of year	**12,443**	1,442
(6,508)	**(3,591)**	Total taxation expense in current year	**(26,789)**	(30,640)
3,457	**3,609**	Taxation paid	**38,503**	40,861
2	**7**	Other movements	**2,273**	780
3,613	**3,638**	Balance at end of year	**26,430**	12,443
		This is represented by:		
		Taxation payable	**(2,223)**	(80)
3,613	**3,638**	Taxation recoverable	**23,412**	12,523
		Future taxation benefit	**5,241**	–
3,613	**3,638**		**26,430**	12,443

Income tax losses incurred in the USA have been recognised as a taxation benefit. The future realisation of this taxation benefit is subject to the continuance of meeting the requirements of the income tax legislation. There are no unrecognised timing differences or unrecognised income tax losses carried forward.

8 Property Plant and Equipment

		Consolidated 2006 $000	Consolidated 2005 $000
Land		**22,199**	24,018
	*	**22,199**	24,018
Buildings		**100,205**	107,480
Less accumulated depreciation		**8,703**	7,143
	*	**91,502**	100,337
Leasehold improvements		**4,451**	2,101
Less accumulated depreciation		**902**	832
		3,549	1,269
Plant and equipment		**243,694**	202,142
Less accumulated depreciation		**98,835**	85,537
		144,859	116,605
Computer software		**26,849**	21,571
Less accumulated depreciation		**14,035**	10,864
		12,814	10,707
Capital projects		**38,869**	37,609
		313,792	290,545

*The independent valuation of land and buildings by Extensor Advisory Limited as at 31 March 2006 was $166.648 million (2005 $161.031 million).

9 Intangible Assets

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		Goodwill		
		Finance		
		Balance at beginning of the year	35,642	31,109
		Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	–	6,588
		Current year's amortisation	(1,918)	(2,055)
			33,724	35,642
		Appliances Prime		
		Goodwill arising on acquisition of Prime	4,100	–
		Current year's amortisation	(134)	–
			3,966	–
		Appliances DCS		
		Balance at beginning of the year	5,176	–
		Exchange rate variance on opening balance	811	–
		Goodwill arising on acquisition of DCS	–	5,303
		Adjustment for subsequent changes in fair values ascribed to DCS acquisition	3,353	–
		Current year's amortisation	(433)	(127)
			8,907	5,176
		Balance at end of year	46,597	40,818
		Comprising		
		Goodwill (gross)	51,926	43,662
		Accumulated amortisation	(5,329)	(2,844)
			46,597	40,818
		Brand		
		Appliances		
		Balance at beginning of the year	40,226	–
		Exchange rate variance on opening balance	6,305	–
		Valuation of DCS brand arising on acquisition of DCS	–	40,226
		Balance at end of year	46,531	40,226
		Licenses		
		Finance		
		Balance at beginning of the year	113,005	125,957
		Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	–	(7,018)
		Current year's amortisation	(6,081)	(5,934)
		Balance at end of year	106,924	113,005
		Comprising		
		Licenses (gross)	121,619	121,619
		Accumulated amortisation	(14,695)	(8,614)
			106,924	113,005
		Total Intangible assets	200,052	194,049

10 Employee Option and Share Ownership Plans

Share Purchase Plan

Share purchase loans are made by the Group under the Share Purchase Schemes to assist employees with the purchase of fully paid ordinary shares in the company.

Shares are normally issued at a discount of 20% to market price, on terms permitted by the Schemes in accordance with section DF7 of the Income Tax Act 1994, with no interest being charged on the related loans. The qualifying period between grant and vesting date is normally 3 years. Dividends paid during the qualifying period on shares allocated to employees under the Schemes are paid to the employees. Voting rights on shares under the Schemes are exercisable by the Trustees under the Schemes.

As at 31 March 2006 1,068,816 (2005 1,208,280) shares were held by the Schemes, being 0.4% (2005 0.5%) of the Group's issued and paid up capital. All shares were allocated to employees, except for 165,020 (2005 118,904). Once vested, an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the company before the qualifying period ends, their shares will be repurchased by the Trustees at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan. Any such repurchased shares are held by the Trustees for allocation to future Schemes. The total value of employee loans receivable is $845,483 (2005 $1,627,356).

Directors of the Employee Share Purchase Schemes are appointed by the company.

In addition, Fisher & Paykel Healthcare Corporation Limited, pursuant to the Separation Agreement dated 23 August 2001, administers loans for employee share purchase schemes, established by Fisher & Paykel Industries Limited before the separation, for the benefit of employees of Fisher & Paykel Appliances Holdings Limited.

Share Option Plan

Fisher & Paykel Appliances Holdings Limited has established a Share Option Plan for executives, managers and other selected employees working in the Appliances and Finance businesses. Under the Plan, the Board of Directors may make annual grants of options to plan participants to subscribe for ordinary shares. For options granted in November 2001 and August 2002, the exercise price per share is equal to the market value of a share at or around the date of option grant. For options granted in August 2004, the exercise price per share is recalculated on each anniversary of the grant date and is equal to the higher of the base price at grant date or the recalculated base price. The recalculated base price is calculated by multiplying the last base price by a percentage determined by the Board to represent the Group's cost of capital and reducing the resulting figure by the amount of any net cash dividends paid by the Group.

One third of the options granted pursuant to the Share Option Plan on a particular grant date become exercisable after each of the second, third and fourth anniversaries of the grant date and all unexercised options expire on the fifth anniversary of the grant date.

Options also become exercisable if a person (or group of persons acting in concert) acquires more than one-half of the ordinary shares on issue. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or in other circumstances determined by the Board of Directors the participant or, if applicable, the participant's executor will have one month to exercise all outstanding options.

In the current year Fisher & Paykel Appliances Holdings Limited granted no options to purchase shares under the Share Option Plan (2005 5,940,000 options granted).

Share Options	Number Granted	Exercise Price	Expiry Date
Options:			
Granted in November 2001	4,192,000	$2.305	November 2006
Granted in August 2002	3,740,000	$2.525	August 2007
Granted in August 2004	5,940,000	$4.190 *	August 2009
	13,872,000		
Options exercised in prior years	2,860,151		
Options lapsed in prior years	40,000		
Opening Balance	10,971,849		
Options exercised in current year	1,028,802		
Closing Balance	9,943,047		

* Being the base price at grant date.

11 Investments in Subsidiaries

Parent 2005 $000	Parent 2006 $000	
184,318	**218,146**	Investment in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Appliances Holdings Limited are largely owned by the following subsidiaries

	Principal Subsidiaries	Country of Domicile	Interest held by Group 2006	Interest held by Group 2005	Principal activities
*	AF Investments Limited	NZ	**100%**	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Limited	NZ	**100%**	100%	Manufacture & Distribution of Appliances
	Fisher & Paykel Finance Limited	NZ	**100%**	100%	Commercial Finance
	Consumer Finance Limited	NZ	**100%**	100%	Consumer Finance
	Equipment Finance Limited	NZ	**100%**	100%	Commercial Finance
	Retail Financial Services Limited	NZ	**99%**	99%	Remote Securitisation Vehicle
	Consumer Insurance Services Limited	NZ	**100%**	100%	Consumer Insurance
	Fisher & Paykel Finance Holdings Limited (formerly Fisher & Paykel Financial Services Limited)	NZ	**100%**	100%	Holding Company
	Fisher & Paykel Financial Services Limited	NZ	**100%**	100%	Securitisation Services
	Credit & General Insurance Limited	NZ	**100%**	100%	Consumer Insurance
*	Fisher & Paykel Production Machinery Limited	NZ	**100%**	100%	Machinery Manufacturer
*	Prime Distributors Limited	NZ	**100%**	–	Distributor of Spare Parts
	Fisher & Paykel Appliances Employee Share Purchase Trustee Limited	NZ	**100%**	100%	Employee Share Purchase Plan
*	Fisher & Paykel Australia Holdings Limited	Australia	**100%**	100%	Non Trading Holding Company
*	Fisher & Paykel Australia Pty Limited	Australia	**100%**	100%	Distribution of Appliances
*	Fisher & Paykel Manufacturing Pty Limited	Australia	**100%**	100%	Manufacture of Appliances
*	Fisher & Paykel Customer Services Pty Limited	Australia	**100%**	100%	Servicing of Appliances
*	Fisher & Paykel (Singapore) Pte Limited	Singapore	**100%**	100%	Distribution of Appliances
*	Fisher & Paykel Appliances USA Holdings Inc	USA	**100%**	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Inc	USA	**100%**	100%	Distribution of Appliances
	Fisher & Paykel Laundry Manufacturing Inc	USA	**100%**	–	Manufacture of Appliances
*	Dynamic Cooking Systems Inc (DCS)	USA	**100%**	100%	Manufacture of Appliances
*	Fisher & Paykel Appliances Limited	UK	**100%**	100%	Europe Representative Office

All subsidiaries have a balance date of 31 March.

* Fisher & Paykel Appliances Holdings Limited together with those above companies marked with an asterisk are the major companies in the Negative Pledge Agreement.

Acquisition of Prime Distributors Limited

On 29 July 2005, the Group acquired all the shares in Prime Distributors Limited (Prime). Prime is a leading distributor of spare parts for home appliances in New Zealand.

The total consideration paid for Prime was $6.2 million, which was funded by debt.

From 29 July 2005, the operating results of Prime have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2006 NZ $Million
Total assets	
Current assets	3.2
Property, plant and equipment	0.2
	3.4
Total liabilities	
Current liabilities	(1.3)
Net assets acquired	2.1
Goodwill intangibles on acquisition	4.1
Total acquisition cost	6.2
Comprised of:	
Acquisition consideration	6.2
	6.2
Contribution to operating profit before interest and taxation from 29 July 2005 to 31 March 2006.	0.6

Acquisition of Dynamic Cooking Systems Inc (DCS)

On 8 October 2004, the company acquired all the shares in Dynamic Cooking Systems Inc (DCS), a leading USA manufacturer and distributor of premium cooking appliances. DCS commenced operations in 1987 and is considered one of the leading brands of high-end indoor and outdoor cooking appliances in the United States.

The total consideration paid for DCS was US$33 million (NZ$49.2 million), which was funded by debt.

From 8 October 2004, the operating results of DCS have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2005 US $Million	2005 NZ $Million
Total assets		
Current assets	22.8	33.9
Property, plant and equipment	2.8	4.2
Other assets	6.9	10.3
	32.5	48.4
Total liabilities		
Current liabilities	(30.6)	(45.6)
Net assets acquired	1.9	2.8
Brand/Goodwill intangibles on acquisition	32.2	48.0
Total acquisition cost	34.1	50.8
Comprised of:		
Acquisition consideration	33.0	49.2
Capitalised professional fees	1.1	1.6
	34.1	50.8
Contribution to operating profit before interest and taxation from 8 October 2004 to 31 March 2005	3.0	4.1

Parent 2005 $000	Parent 2006 $000			Consolidated 2006 $000	Consolidated 2005 $000

12 Deferred Taxation

		Consolidated 2006 $000	Consolidated 2005 $000
Balance at beginning of year:		**29,021**	18,909
Fair value adjustments on purchase of DCS		**(5,241)**	9,795
Current year timing differences		**(5,924)**	(1,823)
Exchange rate variance		**1,293**	(181)
Other movements		**4,595**	2,321
Balance at end of year:		**23,744**	29,021
This is represented by:			
Non current assets		**23,762**	29,021
Less term liabilities		**18**	–
		23,744	29,021

The Group has recognised a deferred tax asset on timing differences which are expected, with virtual certainty, to reverse in future periods. The tax effect of these timing differences is $23.7 million (2005: $29.0 million).

13 Bank Overdrafts

	Consolidated 2006 $000	Consolidated 2005 $000
Bank overdrafts	**1,888**	7,683

Bank overdrafts in foreign currencies total:

USD	0.054 million	(2005, 5.42 million)
SGD	0.710 million	(2005, 0.24 million)
EURO	0.309 million	(2005, 0.53 million)
GBP	0.332 million	(2005, Nil)

Bank overdrafts come under the Negative Pledge Agreement as set out in note 16.

14 Provisions

		Consolidated 2006 $000	Consolidated 2005 $000
Warranty			
Balance at beginning of year	– Current	**28,848**	25,389
	– Term	**13,598**	14,079
		42,446	39,468
Balance on purchase of DCS		**–**	4,773
		42,446	44,241
Current year provision		**33,246**	29,173
Warranty expenses incurred		**(34,031)**	(30,968)
		41,661	42,446
Balance at year end	– Current	**26,473**	28,848
	– Term	**15,188**	13,598
		41,661	42,446
Other			
Provision established on acquisition of DCS		**–**	4,666
Provision utilised post acquisition		**–**	(2,311)
Release of surplus provision		**–**	(2,355)
Balance at year end		**–**	–

Parent 2005 $000	Parent 2006 $000				Consolidated 2006 $000	Consolidated 2005 $000

15 Finance Borrowings

				Consolidated 2006 $000	Consolidated 2005 $000
		Secured borrowings			
	(a)	Debenture stock due for repayment:	(note 1)		
		Within one year		153,657	139,952
		Between one and two years		14,954	18,661
		Over two years		4,699	8,438
				173,310	167,051
The weighted average rate of interest is 7.3% (2005 6.6%).					
	(b)	Bank borrowings:	(note 1)		
		At call		74,865	48,409
		Within one year		30,284	40,621
		Between one and two years		17,327	7,060
		Over two years		–	–
				122,476	96,090
The weighted average rate of interest is 7.6% (2005 7.1%).					
	(c)	Secured advances due for repayment:	(note 2)		
		Within one year		242,756	264,541
				242,756	264,541
The weighted average rate of interest is 7.5% (2005 6.9%).					
		Total secured borrowings		538,542	527,682
		Total Finance borrowings		538,542	527,682
		Due within one year		501,562	493,523
		Due after one year		36,980	34,159
				538,542	527,682

Finance borrowings are not guaranteed by Fisher & Paykel Appliances Holdings Limited.

Note 1. Debenture stock on issue is secured by a first ranking general security interest in favour of the Trustee over the undertaking and charging subsidiaries (the Charging Group). Currently, all subsidiaries of FPFL, except Consumer Insurance Services Limited, are charging subsidiaries. All borrowings made by the issue of debenture stock are in accordance with a Debenture Trust Deed. The Deed includes a number of covenants which must be satisfied.

2. Secured advances are secured by a first ranking general security interest over the assets of the Farmers fixed instalment and Farmers credit card businesses.

Parent			Consolidated	
2005	2006		2006	2005
$000	$000		$000	$000

16 Borrowings

			Consolidated 2006 $000	Consolidated 2005 $000
		Borrowing facilities due for repayment:		
		Current	20,000	20,000
		One to two years	168,309	157,903
		Two to three years	32,719	–
		Term	201,028	157,903

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 5.5%. 2005 3.9%).

Borrowings in foreign currencies total A$9.0 million (2005 A$31.4 million) and US$87.0 million (2005 US$79.0 million).

A Negative Pledge Agreement has been executed with a number of the Group's bankers. Major trading subsidiaries operating under a Negative Pledge Agreement together with the parent company are listed in note 11.

17 Finance Leases

			Consolidated 2006 $000	Consolidated 2005 $000
		Borrowing facilities due for repayment:		
		Current	624	–
		One to two years	627	–
		Two to three years	648	–
		Three to four years	689	–
		Four to five years	338	–
		Term	2,302	–

Weighted average interest rate on finance leases is 6.1% (2005 Nil).

The company leases plant and equipment under finance leases. At 31 March 2006, the aggregate cost of plant and equipment capitalised was $3,722,000 and accumulated depreciation of $349,000. Under the finance leases the company has the right of renewal or option to purchase the plant and equipment at the end of the lease.

18 Other Liabilities

			Consolidated 2006 $000	Consolidated 2005 $000
		Current		
		Employee entitlements	19,742	16,930
		Other creditors and accruals	43,350	45,894
			63,092	62,824
		Term		
		Employee entitlements	4,283	4,034
			4,283	4,034

19 Shareholders' Equity

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		264,742,568 ordinary shares issued and paid up (2005: 263,822,358). No ordinary shares issued and partially paid up (2005: Nil). All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.		
553,610	**558,467**	Share capital brought forward	**558,467**	553,610
4,857	**2,068**	Issue of share capital	**2,068**	4,857
558,467	**560,535**	Share capital carried forward	**560,535**	558,467
(52,248)	**(66,714)**	Retained surplus/(loss) brought forward	**27,460**	12,707
39,342	**37,409**	Profit after taxation	**63,945**	68,561
(53,808)	**(47,524)**	Dividends paid	**(47,524)**	(53,808)
(66,714)	**(76,829)**	Retained surplus/(loss) carried forward	**43,881**	27,460
		Reserves		
58,813	**84,317**	Reserves brought forward	**(9,857)**	(6,142)
25,504	**33,828**	Movement in revaluation of subsidiaries		
		Movement in currency translation reserves	**7,292**	(3,715)
84,317	**118,145**	Reserves carried forward	**(2,565)**	(9,857)
576,070	**601,851**	Total Shareholders' equity	**601,851**	576,070

The dividends were fully imputed. Supplementary dividends of $3,609,000 (2005 $3,457,000) were paid to shareholders not Tax-resident in New Zealand for which the Group received a foreign investor tax credit entitlement.

Refer to Note 10 for details on Employee Share Plans.

20 Cash Flow

Reconciliation of group profit to cash flows from operating activities

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
39,342	**37,409**	Profit after taxation	**63,945**	68,561
		Add/(deduct) non-cash items		
		Depreciation and writedown of property, plant & equipment to recoverable amount	**32,909**	30,665
		Amortisation of intangible assets	**8,566**	8,546
		Finance Group bad debts written off	**10,395**	9,556
		Accrued Finance Group interest expense	**196**	46
		Accrued interest expense	**1,005**	948
		Movement in provisions	**1,386**	(19,521)
3,094	**–**	Movement in deferred tax/future tax benefit	**5,277**	773
		Movement in working capital		
		Payables and accruals	**24,965**	(15,942)
(7)	**4**	Debtors and other current assets	**(6,210)**	(9,098)
		Inventories	**(29,021)**	(36,042)
–	**(25)**	Provision for taxation	**(14,914)**	(11,001)
3,457	**3,609**	Supplementary dividend paid	**3,609**	3,457
(977)	**(952)**	Internal cashflow from financing activities		
		Foreign currency exchange translation	**7,785**	(2,574)
44,909	**40,045**	Net cash flow from operations	**109,893**	28,374

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000

21 Imputation Credit Accounts

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
364	**14**	Balance brought forward	**6,203**	2,844
22,583	**20,194**	Imputation credits attached to dividends received		
		Taxation paid	**24,725**	26,292
(22,933)	**(19,798)**	Imputation credits attached to dividends paid to shareholders	**(19,798)**	(22,933)
14	**410**	Balance carried forward	**11,130**	6,203
		Imputation credits directly and indirectly available to shareholders as at 31 March 2006 are:		
		Parent	**410**	14
		Subsidiaries	**10,720**	6,189
		Balance carried forward	**11,130**	6,203

22 Contingent Liabilities

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by insurance. The Directors are unaware of the existence of any claim that would have a material impact on the operations of the company.

23 Commitments

	Consolidated 2006 $000	Consolidated 2005 $000
Capital expenditure commitments at 31 March 2006		
Within one year	**3,805**	4,950
Between one and two years	**3,023**	–
Between two and three years	**–**	3,023
Total	**6,828**	7,973
Lease commitments under non-cancellable operating leases:		
Within one year	**19,808**	12,769
Between one and two years	**18,882**	12,721
Between two and three years	**17,394**	12,325
Between three and four years	**14,229**	10,697
Between four and five years	**11,704**	5,975
Over five years	**23,005**	7,923
	105,022	62,410

Operating lease commitments relate mainly to building occupancy leases.

	Consolidated 2006 $000	Consolidated 2005 $000
Undrawn lending commitments (Finance Group)	**1,198,398**	973,423

Undrawn lending commitments include unutilised credit card limits which can be unconditionally cancelled at any time.

24 Currency

The following currency conversion rates have been applied at 31 March 2006:

		2006	2005
NZ$1.00 =	USD	**0.6125**	0.7085
	AUD	**0.8565**	0.9195
	GBP	**0.3532**	0.3780
	SGD	**0.9885**	1.1745
	EUR	**0.5050**	0.5487

25 Financial Instruments Parent Company and Appliances Group

Management policies

The Appliances Group is subject to a number of financial risks, which arise as a result of its importing and exporting activities and overseas operations in Australia, USA, Canada, United Kingdom and Singapore. The currency risk which the Appliances Group is primarily exposed to is the New Zealand dollar against the Australian dollar, United States dollar and the Euro.

To manage and limit the effects of those financial risks, the Board of Directors has approved policy guidelines and authorised the use of various financial instruments. These guidelines are regularly reviewed by the Board.The policies approved, and financial instruments being utilised at balance date, are outlined below:

Currency trade risk

It is the Appliances Group current policy to monitor current and anticipated future foreign currency operating cash flows to determine net exposures, which are hedged with options and forward exchange contracts within prescribed bands up to a maximum period of 24 months.

Major capital expenditure acquisitions in foreign currency are hedged with options and forward exchange contracts.

Currency balance sheet risk

It is the Appliances Group policy to hedge the foreign exchange exposure to balance sheet currency translation risk by maximising borrowings in the local currency of the overseas subsidiary.

Currency earnings risk

It is the Appliances Group policy to hedge the earnings of overseas subsidiaries, where earnings are material and reasonably certain, with options and forward exchange contracts.

Fair value

	2006 Carrying Amount $000	2006 Fair Value $000	2005 Carrying Amount $000	2005 Fair Value $000
Estimated fair values of the Appliances Group's financial assets and liabilities at 31 March 2006 are as follows:				
Cash at bank	**14,400**	**14,400**	3,774	3,774
Debtors	**138,307**	**138,307**	127,670	127,670
Call borrowings and bank overdrafts	**(21,888)**	**(21,888)**	(27,683)	(27,683)
Term borrowings	**(201,028)**	**(201,028)**	(157,903)	(157,903)
Creditors	**(102,149)**	**(102,149)**	(70,655)	(70,655)
Foreign currency forward exchange contracts	**–**	**(3,768)**	–	2,675
Foreign currency forward exchange options	**–**	**(1,338)**	–	577
Interest rate swaps	**–**	**653**	–	–
Estimated fair values of the Parent Company's financial assets and liabilities at 31 March 2006 are as follows:				
Cash at bank	**1**	**1**	1	1
Intergroup advances	**380,048**	**380,048**	388,116	388,116
Debtors	**18**	**18**	22	22

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances.
Carrying amounts of these items are equivalent to their fair values.

Term borrowings
Fair value of term borrowings is estimated based on current market interest rates available to the Appliances Group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements
Fair values are estimated based on the quoted market prices of these instruments at balance date.

Interest rate swaps
Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk
The Appliances Group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal of foreign exchange and option agreements amounts outstanding were as follows:

	2006 $000	2005 $000
Foreign currency instruments		
Purchase commitments forward exchange contracts	20,888	18,942
Sale commitments forward exchange contracts	146,938	61,870
Option agreements sold	36,177	59,018
Option agreements purchased	41,035	75,170

Interest rate risk
Debt funding for the Appliances Group is subject to floating interest rates which can impact on the Group's financial result. When considered appropriate, in accordance with the policy, the Appliances Group enters into interest rate swaps to manage its exposure to such fluctuations. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

Notional principal or contract amounts outstanding were as follows:

	2006 $000	2005 $000
Interest rate swaps	65,306	–

Credit Risk
Foreign currency forward exchange contracts, foreign currency option agreements and interest rate swaps have been entered into with trading banks. The Appliances Group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Appliances Group incurs credit risk with trade receivables. The Appliances Group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

26 Financial Instruments Finance Group

Interest rate risk

Interest rate risk is the risk that financial assets may re-price at a different time and/or by a different amount than financial liabilities. Changes in interest rate can impact on the Finance Group's financial results by affecting the spread between the rate earned on the interest bearing assets and the rate paid on interest bearing liabilities.

The company has an interest rate risk management policy. The policy establishes risk control limits for the net re-pricing gap amount. Interest rate exposure is monitored on a daily basis and reported to and reviewed monthly by the Asset & Liability Committee and the Board of Directors.

The interest rate risk profiles have been prepared as at 31 March 2006 on the basis of maturity or contractual repricing, which ever is the earlier.

31 March 2006	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.5%	571,688	235,413	142,539	115,492	78,244
Cash at bank	0.0%	17,032	17,032	–	–	–
Money market deposits	7.3%	18,950	18,950	–	–	–
Securities	7.2%	1,024	–	1,024	–	–
Other current assets	N/A	17,917	17,917	–	–	–
		626,611	289,312	143,563	115,492	78,244
Financial liabilities						
Retail deposits	7.3%	173,310	108,887	44,770	14,954	4,699
Wholesale borrowing	7.5%	365,232	365,232	–	–	–
Other current liabilities	N/A	19,264	19,264	–	–	–
		557,806	493,383	44,770	14,954	4,699
On-balance sheet gap		68,805	(204,071)	98,793	100,538	73,545
Off-balance sheet financial instruments		–	34,321	(23,762)	(10,559)	–
Net effective interest rate gap		68,805	(169,750)	75,031	89,979	73,545
31 March 2005						
Financial assets						
Finance receivables	17.0%	567,367	209,245	142,206	129,548	86,368
Cash at bank	0.0%	11,500	11,500	–	–	–
Money market deposits	6.8%	16,550	16,550	–	–	–
Securities	7.1%	1,039	–	–	1,039	–
Other current assets	N/A	5,158	5,158	–	–	–
		601,614	242,453	142,206	130,587	86,368
Financial liabilities						
Retail deposits	6.6%	167,051	86,321	53,631	18,661	8,438
Wholesale borrowing	7.0%	360,631	360,631	–	–	–
Other current liabilities	N/A	21,682	21,682	–	–	–
		549,364	468,634	53,631	18,661	8,438
On-balance sheet gap		52,250	(226,181)	88,575	111,926	77,930
Off-balance sheet financial instruments		–	126,681	(95,670)	(31,011)	–
Net effective interest rate gap		52,250	(99,500)	(7,095)	80,915	77,930

Liquidity risk

Liquidity risk arises from the mismatch of the maturity of financial assets and liabilities including settlement characteristics of activities that do not give rise to assets or liabilities requiring disclosure in the statement of financial position. Policies are established by the Finance Group to ensure all obligations are met within a timely and cost effective manner, and prudential policies are regularly monitored. The Finance Group's diversified range of funding sources together with undrawn committed funding lines underpin the liquidity of the Finance Group. Undrawn committed funding lines as at 31 March 2006 were:

31 March 2006	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Undrawn committed funding lines	146,150	109,500	13,900	22,750	–

31 March 2005					
Undrawn committed funding lines	394,600	363,000	18,600	13,000	–

Credit Risk

Interest rate swaps have been entered into with trading banks. The Finance Group's exposure to credit risk from these financial instruments is limited because it does not expect non performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Finance Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Finance Group incurs credit risk from advances made to its customers which are classified as Finance Receivables. The Finance Group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

The total amounts receivable of $571.7 million as at 31 March 2006 (2005 $567.4 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

Fair value

Estimated fair values of the Finance Group's financial assets and liabilities at 31 March 2006 are as follows:

	2006 Carrying Amount $000	2006 Fair Value $000	2005 Carrying Amount $000	2005 Fair Value $000
Finance Receivables	571,688	570,699	567,367	563,533
Securities	1,024	1,035	1,039	1,044
Cash at bank	17,032	17,032	11,856	11,856
Money Market deposits	18,950	18,950	16,550	16,550
Debtors	16,746	16,746	4,798	4,798
Finance Borrowings	(538,542)	(538,555)	(528,038)	(527,785)
Other current liabilities	(26,071)	(26,071)	(28,006)	(28,006)
Interest rate swaps	–	254	–	896

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debtors, creditors and bank overdraft
Carrying amounts of these items are equivalent to their fair values.

Finance Receivables and securities
Fair value of the Finance Group's receivables and securities is estimated based upon current market interest rates available to the Finance Group for receivables and securities of similar maturities.

Finance Borrowings
Fair value of the Finance Group's finance borrowings is estimated based on current market interest rates (including margin) available to the Finance Group for debt of similar maturities.

Interest rate swaps
Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk
Interest rate swaps have been entered into in order to manage the Finance Group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

All interest rate swaps at 31 March 2006 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

	2006 $000	2005 $000
Interest rate swaps	232,622	257,116

27 Related Party Information

On 23 August 2001, Fisher & Paykel Appliances Holdings Limited (FPAH) entered into a separation arrangement with Fisher & Paykel Industries Limited (now Fisher & Paykel Healthcare Corporation Limited), to retain 19.4% of the ordinary shares in Fisher & Paykel Healthcare Corporation (FPHC) following separation. The separation arrangement agreement provided, among other things that;

- FPAH and FPHC have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel", land owned by FPHC to which FPAH requires limited access, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com", FPHC continuing to administer loans under existing employee share schemes, allowing FPHC to use two patents owned by FPAH, the retention of records and access to corporate information;

- FPHC would indemnify FPAH for all losses, damages, liabilities, claims, costs and expenses that may be incurred by FPAH after the effective date of the separation relating to the healthcare business as carried on by Fisher & Paykel Industries Limited prior to the effective date of the separation and by FPAH after the effective date of the separation. FPAH would similarly indemnify FPHC in relation to the operation of the appliances and finance businesses.

Any claims made against FPAH that are properly attributable, in accordance with the separation arrangement agreement, to FPHC would require FPAH to exercise its rights under the separation arrangement agreement to obtain payment or indemnification from FPHC. No claims have been made to date.

On 20 February 2004, FPAH sold its entire shareholding in FPHC.

As part of the sale arrangements, FPAH provided a customary form indemnity to FPHC. Because FPAH and FPHC were related parties at the time the indemnity was given, the amount payable under the indemnity by FPAH was required to be capped at the maximum amount permitted by New Zealand Exchange (NZX) Listing Rules without shareholder approval.

FPAH and FPHC agreed to apply to NZX for a waiver from the Listing Rules to enable the indemnity not to be limited in this manner, given shareholder approval is not ordinarily required for indemnities of this nature. NZX granted a waiver from Listing Rule 9.2.1 (Related Party Transactions) in respect of the indemnity. The conditions attached to the NZX's waiver were as follows:

(a) the waiver and its conditions were announced to the market; and

(b) the waiver was disclosed in FPAH's annual reports for the periods in which the agreement is in force, including a summary of the indemnity.

The waiver and its conditions were announced to the market on 7 April 2004.

On 12 July 2004 Fisher & Paykel Finance Limited purchased 5,368m² of land from Fisher & Paykel Healthcare Properties Limited, a subsidiary of Fisher & Paykel Healthcare Corporation Limited, which has two directors in common with the Company. The consideration for the sale, $860,000, was determined on an arm's length basis.

As at 31 March 2006 the Parent company had advanced funds to group companies of $380,048,000 (2005 $388,116,000). These intragroup advances are interest free and repayable on demand.

28 Segments

The Group's principal activities are the manufacture and sale of household appliances with the major markets being Australia, New Zealand and the United States, and financial services in New Zealand.

Industry Segments

2006	Appliances Group $000	Finance Group $000	Consolidated operations $000
Operating revenue	1,082,650	126,467	1,209,117
Operating profit before interest, taxation and amortisation	82,014	36,398	118,412
Operating profit before interest and taxation	81,447	28,399	109,846
Depreciation	(30,924)	(1,985)	(32,909)
Capital expenditure	50,398	4,755	55,153
Total assets	778,728	781,923	1,560,651

2005			
Operating revenue	914,550	124,183	1,038,733
Operating profit before interest, taxation and amortisation	77,350	38,021	115,371
Operating profit before interest and taxation	77,223	30,032	107,255
Depreciation	(28,980)	(1,685)	(30,665)
Capital expenditure	65,631	10,460	76,091
Total assets	675,720	773,979	1,449,699

29 Employee Remuneration

The Appliances Group operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not being directors of Fisher & Paykel Appliances Holdings Limited received remuneration and the value of other benefits that exceeded $100,000 as follows:

Remuneration	Number of employees	
$	**2006**	2005
100,000 – 110,000	**43**	49
110,001 – 120,000	**42**	31
120,001 – 130,000	**27**	15
130,001 – 140,000	**21**	19
140,001 – 150,000	**27**	16
150,001 – 160,000	**14**	8
160,001 – 170,000	**10**	10
170,001 – 180,000	**6**	4
180,001 – 190,000	**6**	4
190,001 – 200,000	**6**	7
200,001 – 210,000	**5**	1
210,001 – 220,000	**6**	3
220,001 – 230,000	**4**	–
230,001 – 240,000	**3**	–
240,001 – 250,000	**2**	1
250,001 – 260,000	**1**	5
260,001 – 270,000	**3**	2
270,001 – 280,000	**2**	1

Remuneration	Number of employees	
$	**2006**	2005
280,001 – 290,000	**3**	5
290,001 – 300,000	**1**	–
300,001 – 310,000	**3**	1
320,001 – 330,000	**1**	1
340,001 – 350,000	**1**	3
350,001 – 360,000	**2**	1
370,001 – 380,000	**1**	–
380,001 – 390,000	**1**	2
400,001 – 410,000	**–**	1
410,001 – 420,000	**–**	1
420,001 – 430,000	**3**	–
440,001 – 450,000	**1**	–
460,001 – 470,000	**1**	–
480,001 – 490,000	**–**	1
500,001 – 510,000	**2**	–
630,001 – 640,000	**–**	1
720,001 – 730,000	**1**	–
890,001 – 900,000	**1**	–

30 Subsequent Events

Dividend

On 26 May 2006 the Directors approved a final dividend of 9 cents per share for the year ended 31 March 2006, carrying a full imputation credit. The dividend will be paid on 20 June 2006.

31 Implementation of International Financial Reporting Standards ("NZ IFRS")

The Group reported in its 2005/06 interim financial statements that it will report for the first time under NZ IFRS for the year ending 31 March 2008, including comparative financial information for the year ending 31 March 2007. This allows time to ensure both the best application of the new standards and increased shareholder and analyst understanding of the effects of the transition.

The dedicated project team has undertaken a high level overview and reported its findings to the Board's Audit & Risk Management Committee. To date the project team has identified a number of key accounting policy changes that will be required to move from current New Zealand Generally Accepted Accounting Practice (NZ GAAP) to NZ IFRS. These are set out below:

Accounting for Goodwill

Under current NZ GAAP the Group's accounting policy is that the excess of cost over the fair value of the net assets of subsidiaries is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Under NZ IFRS (NZ IFRS3 & NZ IAS38) goodwill cannot be amortised but will be subject to an impairment test annually and also whenever there is an indication that the goodwill may be impaired. Current amortisation of goodwill amounts to $2.5 million per annum.

Accounting for Taxation

Under current NZ GAAP the Group accounts for deferred tax on an income basis.

Under NZ IFRS (NZ IAS12) deferred tax will be calculated using a "balance sheet" approach. Deferred tax assets and liabilities will be recognised where there are differences between the accounting and tax value of balance sheet items. There will be an initial impact on retained earnings on implementation of NZ IFRS and the Group expects to recognise additional deferred tax assets and liabilities under NZ IFRS.

Employee Share Ownership and Share Option Schemes

The Group operates both employee share ownership and employee share option schemes. Under current NZ GAAP no compensatory expense is recognised in the statement of financial performance.

Under NZ IFRS (NZ IFRS2) the compensatory component of these schemes will be valued at the date of issue or grant using an appropriate valuation methodology and allocated over the vesting period of the share ownership or share option schemes.

Employee Benefits

Currently employee entitlements to salaries and wages, annual leave, long service and other benefits are recognised when they accrue to employees and are fully vested.

Under NZ IFRS (NZ IAS19) long service leave is recognised on an actuarial basis.

The Group operates a pension plan for employees. The majority of the Group's employees are members of a defined contribution plan and under NZ GAAP contributions to the plan are expensed when made, consistent with the treatment required under NZ IFRS. There is also a defined benefit plan for a small number of employees. Under NZ IFRS, the Group will be required to recognise the surplus or deficit of the defined benefit plan as an asset or liability in the Statement of Financial Position with the resulting movement recognised in the Statement of Financial Performance.

There will be an initial impact on retained earnings on implementation of NZ IFRS and the Group expects to recognise higher employee expenses under NZ IFRS.

Hedge Accounting

The Group maintains an off-balance sheet portfolio of forward exchange contracts and currency options to hedge the currency risks associated with both future sales and purchasing requirements. The Group also uses financial instruments as hedges to manage exposure to interest rate risks

Under NZ IFRS (NZ IAS39) all derivative contracts, whether used as hedging instruments or otherwise will be recognised at fair value in the Statement of Financial Position. Changes in the fair value of the derivatives will be recognised in the Statement of Financial Performance unless strict hedge criteria are met. The Group expects to meet the hedge accounting requirements for the majority of its exposures.

Foreign Currencies

It has been assessed, based on the criteria in NZ IAS21 and the current nature of the Group's operations, that the functional currencies of the foreign subsidiaries are unchanged from current NZ GAAP.

Investment in Subsidiaries

The NZ GAAP Parent financial statements equity account for investments in subsidiaries. Under NZ IFRS (NZ IAS27), these investments are required to be accounted for at either cost or fair value and the selected method applied consistently across the entity.

The areas identified above should not be taken as an exhaustive list of all the differences between NZ GAAP and NZ IFRS.

The above impacts are based on management's current interpretation of the standards that have been released to date. There is potential for the significance of these impacts to change when the Group prepares its first set of NZ IFRS financial statements due to changes in the standards, changes in our business or changes in management's interpretation of the standards.

The project team is now working on compiling an opening balance sheet under NZ IFRS as at 1 April 2006. As we progress towards 1 April 2007 the Group will continue to provide users of the financial statements with updated information about the likely impacts of NZ IFRS on the Group's earnings, cash flows and financial position.

* FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED owns:

* AF Investments Limited

AF INVESTMENTS LIMITED owns:

* Fisher & Paykel Appliances Limited
Fisher & Paykel Finance Limited
Fisher & Paykel Finance Holdings Limited

FISHER & PAYKEL APPLIANCES LIMITED owns:

* Allied Industries Limited
* Fisher & Paykel Appliances USA Holdings Inc
* Fisher & Paykel Appliances Limited (UK)
* Fisher & Paykel Production Machinery Limited
* Fisher & Paykel (Singapore) Pte Limited
* Prime Distributors Limited
Fisher & Paykel Appliances Employee Share Purchase Trustee Limited
Fisher & Paykel Trustee Limited
New Zealand Export Corporation Limited

FISHER & PAYKEL FINANCE LIMITED owns:

Burtlea Investments No. 93 Limited
Commercial Finance Limited
Lifestyle Finance Limited
Q Card Limited
Consumer Finance Limited
CIS Insurance Limited
Consumer Finance Corporation Limited
Consumer Insurance Services Limited
Equipment Finance Limited

Fisher & Paykel Finance Limited Group operates under its own Debenture Trust Deed.

ALLIED INDUSTRIES LIMITED owns:

* Fisher & Paykel Australia Holdings Limited
* Fisher & Paykel Manufacturing Pty Limited
* Fisher & Paykel Finance Pty Limited
* Fisher & Paykel Australia Pty Limited
* Fisher & Paykel Customer Services Pty Limited

FISHER & PAYKEL FINANCE HOLDINGS LIMITED owns:

Fisher & Paykel Financial Services Limited
Credit & General Insurance Limited
+Retail Financial Services Limited

+ *Remote Securisation Vehicle*

FISHER & PAYKEL APPLIANCES USA HOLDINGS INC owns:

* Dynamic Cooking Systems Inc
* Fisher & Paykel Appliances Inc
Fisher & Paykel Laundry Manufacturing Inc

* *Companies operating under a negative pledge agreement.*

All companies are wholly owned except for Retail Financial Services Limited in which the Group has a 99% interest.

Size of Holdings	Number of Holders	%	Ordinary Shares Number of Shares	%
1 – 999	2,595	17.88	1,385,383	0.52
1,000 – 4,999	7,769	53.51	18,495,331	6.98
5,000 – 9,999	2,256	15.54	14,855,316	5.61
10,000 – 99,999	1,777	12.24	36,367,819	13.73
Over 100,000	121	0.83	193,779,055	73.16
Total	14,518	100.0	264,882,904	100.0

341 shareholders held less than a marketable parcel of shares as per the ASX Listing Rules 4.10.8.

The details set out above were as at 31 May 2006.

Substantial Security Holders

Pursuant to Section 26 of the Securities Amendment Act 1988, the substantial security holders as at 31 May 2006 were as follows:

	Ordinary Shares
The Capital Group Companies Inc (notice dated 26 January 2005)	23,680,000
Perennial Investment Partners Ltd (notice dated 24 June 2005)	21,776,650

Principal Shareholders

The names and holdings of the twenty largest registered shareholders as at 31 May 2006 were:

Holder	Ordinary Shares	%
New Zealand Central Securities Depository Limited	104,982,007	39.63
National Nominees Limited	13,071,434	4.93
JP Morgan Nominees Australia Limited	10,813,737	4.08
RBC Dexia Investor Services Australia Nominees Pty Limited	5,178,323	1.95
First NZ Capital Custodians Limited	3,170,688	1.19
Woolf Fisher Trust Inc	2,857,012	1.07
Westpac Custodian Nominees Limited	2,811,855	1.06
Cogent Nominees Pty Limited	2,463,573	0.93
Gurshon Fisher	2,313,516	0.87
Gurshon Fisher Family Account	2,225,692	0.84
Peter Hanbury Masfen & Joanna Alison Masfen	2,200,892	0.83
Gary Albert Paykel and Dorothy Mary Paykel and Keith Raymond Rushbrook	1,975,912	0.74
Joyce Fisher and Anthony John James Agar and Graeme Louis Collinson and Noel Stuart Robinson	1,814,608	0.68
Custodial Services Limited	1,767,822	0.66
Joyce Fisher	1,712,992	0.64
Queensland Investment Corporation	1,615,124	0.60
RBC Dexia Investor Services Australia Nominees Pty Limited	1,566,402	0.59
Maurice & Phyllis Paykel Trust Incorporated	1,250,000	0.47
Citicorp Nominees Pty Limited	1,238,535	0.46
Hendry Nominees Limited	1,167,203	0.44

New Zealand Central Securities Depository Limited provides a custodial depository service to institutional shareholders and does not have a beneficial interest in these shares. Its major holders as at 31 May 2006 were:

National Nominees New Zealand Limited	41,002,795
Westpac Banking Corporation – Client Assets No. 2	26,143,236
ANZ Nominees Limited	8,457,025
Citibank Nominees (New Zealand) Limited	6,004,696
Custody and Investment Nominees Limited	3,682,984
Accident Compensation Corporation	2,376,965
Guardian Trust Investment Nominees (RWT) Limited	2,029,395
NZ Guardian Trust Investment Nominees Limited	1,653,715
Cogent Nominees Limited	1,535,876
Asteron Life Limited	1,164,790

A number of these registered shareholders hold shares as nominees on behalf of other parties.

Directors' Shareholdings

Directors held interests in the following shares in the Company at 31 March 2006:

	2006 Ordinary Shares	2005 Ordinary Shares
J H Bongard		
Ordinary Shares		
Beneficially Owned	**68,928**	68,928
Not Beneficially Owned	**–**	850,960
Held by an Associated Person	**138,116**	138,116
Options to Acquire Ordinary Shares		
Beneficially Owned	**540,002**	540,002
N MT Geary		
Ordinary Shares		
Beneficially Owned	**10,144**	10,144
Held by an Associated Person	**20,000**	20,000
J W Gilks		
Ordinary Shares		
Not Beneficially Owned	**11,488**	3,618,720
Held by an Associated Person	**220,000**	220,000
W L Gillanders		
Ordinary Shares		
Beneficially Owned	**114,880**	114,880
Held by an Associated Person	**227,392**	227,392
P D Lucas		
Ordinary Shares		
Held by an Associated Person	**100,000**	100,000
G A Paykel		
Ordinary Shares		
Beneficially Owned	**114,880**	114,880
Not Beneficially Owned	**5,700**	988,660
Held by an Associated Person	**1,975,912**	1,975,912
J J A Williams		
Ordinary Shares		
Beneficially Owned	**114,880**	1,132,612
Held by an Associated Person	**1,017,732**	–
R G Waters		
Ordinary Shares		
Held by an Associated Person	**160,000**	160,000

To meet Stock Exchange requirements, the same shares may be included in more than one category.

Share Dealings by Directors

In accordance with Section 148 (2) of the Companies Act 1993, the Board has received disclosures from the Directors named below of acquisitions or dispositions of relevant interests in the Company between 31 March 2005 and 31 March 2006.

Particulars of such disclosures are:

Mr J J A Williams transferred 1,017,732 shares to an associated person on 25 August 2005.

In accordance with Section 140 (2) of the Companies Act 1993, the Directors named below have made a general disclosure of interest, by a general notice disclosed to the Board and entered in the Company's interests register. General notices of interest were given by these Directors:

G A Paykel

Chairman of: Fisher & Paykel Healthcare Corporation Limited
Milly Molly Group Holdings Limited

a Director of: ACG Capital Limited
Edison Limited
Endeavour Yachting Limited
Fisher & Paykel Healthcare Employee Share Purchase Trustee Limited
Howgate Holdings Limited
Investment 102 Limited
104 Limited
Keano Enterprises Limited
Lady Ruby Investments Limited
Levante Holdings Limited
New Zealand 93 Limited
Sport Lemonade Corporation Limited
Stonex Systems Limited
Team New Zealand Ltd

a Trustee of: Andsar Family Trust
Eden Park Trust Board
Endeavour Yachting Trust
Levante No. 2 Trust
Maurice Paykel Charitable Trust (Inc)
Maurice & Phyllis Paykel Trust (Inc)
Team New Zealand Trust

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

J W Gilks

Chairman of: Port Otago Limited and Subsidiaries

a Director of: Botry-Zen Limited
Business in the Community in NZ Limited
Dublin Bay Investments Limited
Dunedin City Holdings Ltd and Subsidiaries
Philip Laing House Limited
Receivables Management (NZ) Limited

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

J H Bongard

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

N M T Geary

Chairman of: Gough Holdings Limited and Subsidiaries
Australian Tipping Systems Pty Ltd

a Director of: ANZ National Bank Limited and Subsidiaries
DB Breweries Limited
Otago Innovation Limited

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

a Board Member of: New Zealand Institute of Economic Research

a Member of: Comalco New Zealand Advisory Committee

W L Gillanders

Chairman of: Auckland Packaging Company Limited
Vita New Zealand Limited

a Director of: Fisher & Paykel Healthcare Corporation Limited
Fisher & Paykel Trustee Limited
LRS Management Limited
Rangatira Limited

a Trustee of: Fisher & Paykel Employee Share Purchase Scheme

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

P D Lucas

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

R G Waters

a Director of: Argie Pty Ltd
Fletcher Building Finance Limited
Fletcher Building Limited
Gragill Pty Ltd
Wespine Industries Pty Limited

a Trustee of: Waters Superannuation Trust

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

J J A Williams

a Shareholder in: Fisher & Paykel Appliances Holdings Limited

M A Don (as a Director of Retail Financial Services Limited)

a Representative of: New Zealand Guardian Trust Company Limited

a Director of: Angus Holdings (1991) Limited
Counties Power Limited
Don Nominees Limited
The Lines Company Limited
Thos. Corson Holdings Limited

Directors Indemnity and Insurance

The Group has arranged, as provided for under its Constitution, policies of Directors and Officers Liability Insurance which, with a Deed of Indemnity, entered into with all Directors, ensures that generally Directors will incur no monetary loss as a result of actions undertaken by them as Directors. Certain actions are specifically excluded, for example, the incurring of penalties and fines, which may be imposed in respect of breaches of the law.

Use of Company Information

There were no notices from Directors of the Company requesting to use Company information received in their capacity as Directors, which would not otherwise have been available to them.

Additional Information

The Company was incorporated in Auckland, New Zealand.

The Company is not subject to Chapters 6, 6A, and 6C of the Corporations Act 2001 (Australia) dealing with the acquisition of shares (ie substantial holdings and takeovers).

Limitations on the acquisition of securities imposed by the jurisdiction in which the Company is incorporated (New Zealand) are:

a. In general, securities in the Company are freely transferable and the only significant restrictions in relation to the acquisition of securities are those imposed by New Zealand laws relating to takeovers, overseas investment and competition.

b. The Takeovers Code creates a general rule under which the acquisition of more than 20% of the voting rights in the Company, or the increase of an existing holding of 20% or more of the voting rights in the Company, can only occur in certain permitted ways. These include a full takeover offer in accordance with the Takeovers Code, a partial takeover offer in accordance with the Takeovers Code, an acquisition approved by an ordinary resolution, an allotment approved by an ordinary resolution, a creeping acquisition (in certain circumstances) or compulsory acquisition if a shareholder holds 90% or more of the shares in the Company.

c. The Overseas Investment Act 2005 and Overseas Investment Regulations 2005 regulate certain investments in New Zealand by overseas persons. In general terms, the consent of the Overseas Investment Office is likely to be required where an "overseas person" acquires shares or an interest in shares in the Company that amount to more than 25% of the shares issued by the Company, or, if the overseas person already holds 25% or more, the acquisition increases that holding.

d. The Commerce Act 1986 is likely to prevent a person from acquiring shares in the Company if the acquisition would have, or would be likely to have, the effect of substantially lessening competition in a market.

The Company's securities are quoted on the NZX and ASX.

Each of the Company's ordinary shares entitles the holder to one vote.

Executive

John Bongard – Chief Executive Officer and Managing Director
Mark Richardson – Chief Financial Officer and Company Secretary

Appliances

John Bongard – Managing Director
Paul Brockett – VP Global Planning, Logistics, Investor Relations
Brett Butterworth – VP Corporate Planning, Customer Services, Production Machinery
Roger Cooper – VP Operations
Michael Church – Chief Operating Officer, Australia
Andrew Cooke – VP Information Technology
Craig Douglas – VP Sales & Marketing
Christian Gianni – VP Engineering
Michael Goadby – President, North America
Malcolm Harris – Chief Operating Officer, New Zealand
Rebecca Holbrook – General Counsel
Matt McConnell – VP Procurement
Mark Richardson – Chief Financial Officer
John Wardrop – VP Human Resources, Cost Management

Finance

Alastair Macfarlane – Managing Director
Dennis Churches – Chief Financial Officer
Greg Shepherd – Chief Operating Officer
Richard Blackburn – Chief Information and Support Services Officer
Adrian Lichkus – Chief Credit Risk & Portfolio Performance Officer

Directory

Fisher & Paykel Appliances Holdings Limited

Registered Offices

New Zealand
78 Springs Road, East Tamaki, Auckland, New Zealand

Australia
Weippin Street, Cleveland, Queensland 4163, Australia

Contact Details

New Zealand
PO Box 58546, Greenmount, Auckland 1730, New Zealand
Telephone: +64 9 2730600 Facsimile: +64 9 2730609

Australia
PO Box 798, Cleveland, Queensland 4163, Australia
Telephone: +61 7 38269100 Facsimile: +61 7 38212666

USA
5900 Skylab Road, Huntington Beach, CA 92647, USA
Telephone: +1 714 3727000 Facsimile: +1 714 3727002

Internet Address
www.fisherpaykel.com

e-Mail
corporate.enquiries@fp.co.nz

Share Registry

New Zealand
Computershare Investor Services Ltd
Private Bag 92119, Auckland 1020, New Zealand
Telephone: +64 9 4888777 Facsimile: +64 9 4888787

Australia
Computershare Investor Services Pty Ltd
GPO Box 7045, Sydney, NSW, Australia
Telephone: +61 2 82345478 Facsimile: +61 2 82345190

Fisher & Paykel Finance Limited

Registered Office

31 Highbrook Drive, East Tamaki, Auckland, New Zealand
Telephone: +64 9 5258550 Facsimile: +64 9 5258584

Debenture Registry

Computershare Investor Services Limited
Private Bag 92119, Auckland 1020, New Zealand
Telephone: +64 9 4888715 Facsimile: +64 9 4888787